Filed Pursuant to Rule 424(b)(5)
File Number 333-144453

PROSPECTUS SUPPLEMENT

(To prospectus dated December 7, 2007)

924,684 Common Units

StoneMor Partners L.P.

This prospectus supplement relates to resales of our common units that may be sold from time to time by the selling unitholders named in this prospectus supplement. We will not receive any of the proceeds from the sale of our common units by the selling unitholders.

Our common units are traded on the NASDAQ Global Market under the symbol “STON.” On May 18, 2009, the last reported sales price for our common units on the NASDAQ Global Market was $16.36 per common unit.

Investing in our common units involves risks. See “Risk Factors” beginning on page S-1 of this prospectus supplement for factors you should consider before buying our common units.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of these securities, or passed upon the adequacy or accuracy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

May 18, 2009

Prospectus Supplement

This document is in two parts. The first part is the prospectus supplement, which describes the specific terms of this offering of common units. The second part is the accompanying prospectus, which gives more general information, some of which may not apply to the common units. If the information relating to the offering varies between this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement.

You should rely only on the information contained in or incorporated by reference in this prospectus supplement or the accompanying prospectus or any free writing prospectus prepared by us. We have not authorized anyone to provide you with additional or different information. If anyone provides you with additional, different or inconsistent information, you should not rely on it. Offers to sell the common units will be made only in jurisdictions where such offers are permitted. You should not assume that the information contained in this prospectus supplement or the accompanying prospectus is accurate as of any date other than the date on the front of those documents or that any information we have incorporated by reference is accurate as of any date other than the date of the document incorporated by reference. Our business, financial condition, results of operations and prospects may have changed since such dates.

Unless otherwise mentioned or unless the context requires otherwise, all references in this prospectus supplement and the accompanying prospectus to “StoneMor Partners L.P.”, the “Company”, “we”, “our” and “us” refer to StoneMor Partners L.P. or to StoneMor Partners L.P., its subsidiaries and general partner collectively as the context requires, and “common units” refers to the common units of StoneMor Partners L.P.

RISK FACTORS

An investment in our common units involves risk. Before making an investment decision, you should carefully consider the risk factors included in Part I, “Item 1A. Risk Factors” of our Annual Report on Form 10-K for the year ended December 31, 2008 and in Part II, “Item 1A. Risk Factors” of our Quarterly Report on Form 10-Q for the quarter ended March 31, 2009, each of which is incorporated by reference in this prospectus supplement.

SELLING UNITHOLDERS

This prospectus supplement covers the offering by the selling unitholders named in the table below of 924,684 common units.

The following table sets forth:

•	the names of the selling unitholders,

•	the nature of any position, office or other material relationship which the selling unitholders have had within the past three years with us or with any of our predecessors or affiliates,

•	the amount of our common units beneficially owned by the selling unitholders prior to the offering,

•	the percentage of common units beneficially owned by the selling unitholders prior to the offering,

•	the amount being offered for the selling unitholders’ account,

•	the amount to be owned by the selling unitholders after completion of the offering (assuming the sale of all common units owned by the selling unitholders being offered by this prospectus supplement),

•

the percentage of common units owned by the selling unitholders after completion of the offering (assuming the sale of all common units owned by the selling unitholders being offered by this prospectus supplement), and

•	the amount and the percentage of our subordinated units beneficially owned by the selling unitholders prior to and after completion of the offering.

The table below also sets forth information relating to the selling unitholders’ beneficial ownership of our common units as of May 15, 2009. We prepared the table based on information supplied to us by the selling unitholders. We have not sought to verify such information. Additionally, the selling unitholders may have sold or transferred some or all of their common units in exempt or non-exempt transactions since such date. Other information about the selling unitholders may also change over time. As used herein, “selling unitholders” includes any donee or pledgee selling common units received from the named selling unitholders after the date of this prospectus supplement.

As of May 15, 2009, there were 9,771,443 common units outstanding. As of that date, there were 2,119,891 subordinated units outstanding.

	Number of Common Units Owned Prior to Offering	Percentage of Common Units Owned Prior to Offering	Number of Common Units Being Offered	Common Units to be Owned After Completion of Offering	Percentage of Common Units to be Owned After Completion of Offering	Subordinated Units Owned Prior to and After Completion of Offering
Name of Selling Unitholder						Number	Percent
McCown De Leeuw & Company IV, L.P. (1)	892,102	9.1%	892,102	—	—	2,119,891	100.0%
McCown De Leeuw & Company IV Associates, L.P. (1)	18,356	*	18,356	—	—	2,119,891	100.0%
Delta Fund LLC (1)	14,226	*	14,226	—	—	2,119,891	100.0%

Total	924,684		924,684	—		2,119,891

*	Represents less than 1%.
(1)

George McCown, David De Leeuw and Robert B. Hellman, Jr., are the managing members of MDC Management Company IV, LLC, which is the general partner of McCown De Leeuw and Co. IV, L.P. and McCown De Leeuw and Co. IV Associates, L.P., and collectively exercises investment and voting control over the common units held by McCown De Leeuw and Co. IV, L.P. and McCown De Leeuw and Co. IV Associates, L.P. George McCown, David De Leeuw and Robert B. Hellman, Jr. have investment and voting control over the common units held by Delta Fund LLC. Pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), each of the aforementioned individuals disclaims beneficial ownership of the common units identified in this table as beneficially owned by McCown De

Leeuw and Co. IV, L.P., Delta Fund LLC and McCown De Leeuw and Co. IV Associates, L.P. The address for each of these entities is 950 Tower Lane, Suite 800 Foster City, California 94404.

CFSI LLC is controlled by McCown De Leeuw and Co. IV, L.P. and its affiliate funds, McCown De Leeuw and Co. IV Associates, L.P. and Delta Fund LLC (collectively, “McCown De Leeuw”), which together have the right to designate for election a majority of the managers of the board of managers of CFSI LLC under the limited liability company agreement of CFSI LLC. The board of managers of CFSI LLC consists of Lawrence Miller, Williams R. Shane, Robert B. Hellman, Jr., Martin R. Lautman and Fenton R. Talbot.

CFSI LLC holds all of the outstanding Class A units in our general partner, StoneMor GP LLC, which owns our 2% general partner interest, and CFSI LLC directly owns all 2,119,891 of our outstanding subordinated units. The limited liability company agreement of StoneMor GP LLC provides that the directors of our general partner will be elected by a plurality vote of Class A units in our general partner; provided, however, that so long as Mr. Miller serves as the chief executive officer of our general partner, he will also serve as a director of our general partner and, so long as Mr. Shane serves as chief financial officer of our general partner, he will also serve as a director of our general partner. All of the managers of CFSI LLC are also directors of our general partner. Mssrs. Miller and Shane are also officers of our general partner. McCown De Leeuw beneficially owns interests in CFSI LLC through its direct ownership of approximately 10.6% of the Class B units of CFSI LLC and indirectly through its ownership of approximately 90.8% of the membership interests in Cornerstone Family Services LLC (“Cornerstone”), which owns 85% of the Class B units of CFSI LLC. Mr. Hellman, a member of our board of directors since our formation in April 2004, is the chief executive officer and a managing director of McCown De Leeuw & Co., LLC. Mr. Talbott, a member of our board of directors since our formation in April 2004, worked at McCown De Leeuw & Co., LLC as an investment professional from 2002 to December 2005. Each of Mssrs. Miller and Shane directly owns 1.2% of the Class B units of CFSI LLC, and each of Mssrs. Lautman and Talbott owns less than 1% of the Class B units of CFSI LLC. Each of Mssrs. Miller and Shane owns a 1.6% membership interest in Cornerstone through entities they own, and Mr. Lautman owns a less than 1% membership interest in Cornerstone.

PLAN OF DISTRIBUTION

The selling unitholders have entered into a sales agency agreement with Raymond James & Associates, Inc. (“Raymond James”) pursuant to which Raymond James has agreed to act as exclusive sales agent for the selling unitholders in connection with the offering of the resale common units. Raymond James will use its reasonable efforts to sell the resale common units and will receive a commission of 5% of the gross price of the common units sold.

In connection with the sale of the resale common units hereunder, the selling unitholders and Raymond James may be deemed to be “underwriters” within the meaning of the Securities Act of 1933, as amended (the “Securities Act”), any profit on the sale of the common units realized by the selling unitholders and any commission received by Raymond James may be deemed to be underwriting commissions or discounts, and the selling unitholders and Raymond James will be subject to the prospectus delivery requirements of the Securities Act. The selling unitholders have agreed to provide indemnification and contribution to Raymond James against certain civil liabilities, including liabilities under the Securities Act.

The resale common units will be sold through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states the resale common units may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the common units may not simultaneously engage in market making activities with respect to our common units for a period of two business days prior to the commencement of such distribution. In addition, the selling unitholders and Raymond James will be subject to applicable provisions of the Exchange Act and the associated rules and regulations under the Exchange Act, including Regulation M, which provisions may limit the timing of purchases and sales of our common units by the selling unitholders and Raymond James. We will make copies of this prospectus supplement available to the selling unitholders and Raymond James and have informed them of the need to deliver copies of this prospectus supplement to purchasers at or prior to the time of any sale of the resale common units.

Raymond James may engage in transactions with, or perform other services for, us in the ordinary course of business for which it will receive customary compensation.

We will bear all costs, expenses and fees in connection with the registration of the resale common units. The selling unitholders will bear all commissions and discounts, if any, attributable to the sales of the resale common units.

For additional information, see “Plan of Distribution” beginning on page 49 of the accompanying prospectus.

USE OF PROCEEDS

We will not receive any of the proceeds from the sale of the resale common units by the selling unitholders. All proceeds from the sale of the resale common units will be solely for the accounts of the selling unitholders.

LEGAL MATTERS

Certain legal matters in connection with the common units offered hereby will be passed upon for Raymond James & Associates, Inc. by Morrison & Foerster LLP, New York, New York.

PROSPECTUS

$115,000,000

StoneMor Partners L.P.

Common Units

4,528,360 Common Units

Offered by

the Selling Unitholders

We may from time to time offer up to $115,000,000 of common units representing limited partner interests in StoneMor Partners L.P. This prospectus describes the general terms of the common units and the general manner in which we will offer the common units. The specific terms of any common units we offer will be included in a supplement to this prospectus. The prospectus supplement will also describe the specific manner in which we will offer the common units.

In addition, up to 4,528,360 common units representing limited partner interests in StoneMor Partners L.P. (including up to 4,239,782 common units that may be issued upon the conversion of 4,239,782 subordinated units into common units on a one-for-one basis upon satisfaction of certain tests described in this prospectus) owned by the selling unitholders named in this prospectus or in any supplement to this prospectus may be offered from time to time. Specific terms of certain offerings by such selling unitholders may be specified in a prospectus supplement to this prospectus. We will not receive any proceeds of any sale of common units by any selling unitholders unless otherwise indicated in a prospectus supplement. For a more detailed discussion of the selling unitholders, please read “Selling Unitholders.”

Our common units are traded on the Nasdaq Global Market under the symbol “STON.”

The common units are limited partner interests, which are inherently different from the capital stock of a corporation. You should carefully consider the risks relating to investing in common units and each of the other risk factors described under “Risk Factors” beginning on page 4 of this prospectus before you make an investment in our common units.

Our principal executive offices are located at 155 Rittenhouse Circle, Bristol, Pennsylvania 19007, and our phone number is (215) 826-2800.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is December 7, 2007

You should rely only on the information contained or incorporated by reference in this prospectus. Neither we nor the selling unitholders has authorized any other person to provide you with different information. You should not assume that the information incorporated by reference or provided in this prospectus is accurate as of any date other than the date on the front of this prospectus.

i

GUIDE TO READING THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission (the “SEC”) using a “shelf” registration process or continuous offering process. Under this shelf registration process, we may sell up to $115,000,000 in aggregate offering price of the common units described in this prospectus in one or more offerings. In addition, the selling unitholders may, from time to time, sell up to 4,528,360 common units representing limited partner interests in StoneMor Partners L.P. (including up to 4,239,782 common units that may be issued upon conversion of 4,239,782 subordinated units into common units on a one-for-one basis upon the satisfaction of certain tests described herein). This prospectus generally describes StoneMor Partners L.P., the selling unitholders and the common units. Each time we sell common units, and, if required, each time the selling unitholders sell common units with this prospectus, we will provide a prospectus supplement that will contain specific information about the terms of that offering. That prospectus supplement may include additional risk factors or other special considerations applicable to those securities. Any prospectus supplement may also add, update, or change information in this prospectus. If there is any inconsistency between the information in this prospectus and any prospectus supplement, you should rely on the information in that prospectus supplement.

Additional information, including our financial statements and the notes thereto, is incorporated in this prospectus by reference to our reports filed with the SEC. See “Where You Can Find More Information.” You are urged to read this prospectus, including the “Risk Factors,” and our SEC reports in their entirety.

Throughout this prospectus, when we use the terms “we,” “us,” or “StoneMor Partners L.P.,” we are referring either to StoneMor Partners L.P., the registrant itself, or to StoneMor Partners L.P. and its operating subsidiaries collectively, as the context requires.

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this prospectus, including, but not limited to, information regarding the status and progress of our operating activities, the plans and objectives of our management, assumptions regarding our future performance and plans, and any financial guidance provided, as well as certain information in other filings with the SEC and elsewhere are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. The words “believe,” “may,” “will,” “estimate,” “continues,” “anticipate,” “intend,” “project,” “expect,” “predict” and similar expressions identify these forward-looking statements. These forward-looking statements are made subject to certain risks and uncertainties that could cause actual results to differ materially from those stated, including, but not limited to, the following: uncertainties associated with future revenue and revenue growth; the impact of our significant leverage on our operating plans; the ability of us to service our debt; our ability to attract, train and retain an adequate number of sales people; uncertainties associated with the volume and timing of pre-need sales of cemetery services and products; variances in death rates; variances in the use of cremation; changes in the political or regulatory environments, including potential changes in tax accounting and trusting policies; our ability to successfully implement a strategic plan relating to producing operating improvement, strong cash flows and further deleveraging; uncertainties associated with the integration or the anticipated benefits of our acquisitions and various other uncertainties associated with the death care industry and our operations in particular.

When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements set forth below under “Risk Factors Related to Our Business” and “Regulatory and Legal Risks” and in our other SEC filings. We assume no obligation to publicly update or revise any forward-looking statements made herein or any other forward-looking statements made by us, whether as a result of new information, future events or otherwise.

STONEMOR PARTNERS L.P.

We are the fourth largest owner and operator of cemeteries in the United States. As of December 31, 2006, we operated 177 cemeteries in 21 states. We own 170 of these cemeteries, and we operate the remaining 7 under long-term management agreements with the cemetery associations that own the cemeteries. The cemetery products and services that we sell are:

Interment Rights	Merchandise	Services

• burial lots	• burial vaults	• installation of burial vaults

• lawn crypts	• caskets	• installation of caskets

• mausoleum crypts	• grave markers and grave marker bases	• installation of other cemetery merchandise

• cremation niches	• memorials

• perpetual care rights

We sell these products and services both at the time of death, which we refer to as at-need, and prior to the time of death, which we refer to as pre-need. Whenever possible, we sell burial lots with pre-installed vaults. Our sales of real property, including burial lots (with and without installed vaults), lawn and mausoleum crypts and cremation niches, generate qualifying income sufficient for us to be treated as a partnership for federal income tax purposes. In 2006, we performed more than 26,000 burials and sold more than 21,100 interment rights (net of cancellations). Based on our sales of interment spaces in 2006, our cemeteries have a weighted average sales life of 236 years.

Our cemetery properties are located in Pennsylvania, West Virginia, Virginia, North Carolina, Maryland, New Jersey, Tennessee, Ohio, Rhode Island, Alabama, Delaware, Illinois, Kentucky, Oregon, Washington, Kansas, Michigan, Colorado, Missouri and Georgia. In 2006, our cemetery operations accounted for approximately 94.7% of our revenues.

We also own and operate 27 funeral homes in Alabama, Maryland, Ohio, Pennsylvania, West Virginia, Oregon, Kansas, Washington and Virginia. Eight of our 27 funeral homes are located on the grounds of cemeteries that we own. In 2006, more than 1,330 funerals were performed at our funeral homes, and our funeral home revenues accounted for approximately 5.3% of our revenues.

We maintain an Internet website at http://www.stonemor.com, which contains information about us. The information on this website is not, and should not be considered, part of this prospectus and it is not incorporated by reference into this prospectus.

Our principal executive offices are located at 155 Rittenhouse Circle, Bristol, Pennsylvania 19007, and our phone number is (215) 826-2800.

RISK FACTORS

Common units, representing limited partner interests, are inherently different from capital stock of a corporation, although many of the business risks to which we are subject are similar to those that would be faced by a corporation engaged in a similar business. You should carefully consider the following risk factors together with all of the other information included in this prospectus, any prospectus supplement and the information that we have incorporated herein by reference before investing in the common units.

If any of the following risks were actually to occur, our business, financial condition or results of operations could be materially adversely affected. In that case, we may be unable to make distributions to our unitholders, the trading price of our common units could decline and you could lose all or part of your investment.

Risk Factors Related to Our Business

We may not have sufficient cash from operations to pay the minimum quarterly distribution after we have paid our expenses, including the expenses of our general partner, funded merchandise and perpetual care trusts and established necessary cash reserves.

The amount of cash we can distribute on our units principally depends upon the amount of cash we generate from operations, which fluctuates from quarter to quarter based on, among other things:

•	the volume of our sales;

•	the prices at which we sell our products and services; and

•	the level of our operating and general administrative costs.

In addition, the actual amount of cash we will have available for distribution will depend on other factors, such as working capital borrowings, capital expenditures and funding requirements for trusts and our ability to withdraw amounts from trusts.

If we do not generate sufficient cash to pay the minimum quarterly distribution on the common units or the subordinated units, the market price of the common units may decline materially. We expect that we will need working capital borrowings of approximately $4.5 million during the twelve-month period ending December 31, 2007 in order to have sufficient operating surplus to pay the full minimum quarterly distribution on all of our common units and subordinated units for that period, although the actual amount of working capital borrowings could be materially more or less.

Our indebtedness limits cash flow available for our operations and for distribution to our partners.

As of December 31, 2006, we had $103.5 million in debt. Leverage makes us more vulnerable to economic downturns. Because we are obligated to dedicate a portion of our cash flow to service our debt obligations, our cash flow available for operations and for distribution to our partners will be reduced. The amount of indebtedness we have could limit our flexibility in planning for, or reacting to, changes in the markets in which we compete, and require us to dedicate more cash flow to service our debt than we desire. Our ability to satisfy our indebtedness as required by the terms of our debt will be dependent on, among other things, the successful execution of our long-term strategic plan. Subject to limitations in our credit facility and under our senior secured notes, we may incur additional debt in the future, for acquisitions or otherwise, and servicing this debt could further limit our cash flow.

Restrictions in our credit facility may prevent us from declaring dividends or making any distributions and may limit our ability to capitalize on acquisition and other business opportunities.

The operating and financial restrictions and covenants in our credit facility and any future financing agreements could restrict our ability to finance future operations or capital needs or to expand or pursue our business activities. For example, our credit facility contains covenants that restrict or limit our ability to:

•	enter into a new line of business;

•	enter into any agreement of merger or acquisition;

•	sell, transfer, assign or convey assets;

•	grant certain liens;

•	incur or guarantee additional indebtedness;

•	make certain loans, advances and investments;

•	declare and pay dividends and distributions;

•	enter into transactions with affiliates; and

•	make voluntary payments or modifications of indebtedness

Furthermore, our credit facility contains covenants requiring us to maintain certain financial ratios and tests. Our ability to comply with the covenants and restrictions contained in our credit facility may be affected by events beyond our control, including prevailing economic, financial and industry conditions. If market or other economic conditions deteriorate, our ability to comply with these covenants may be impaired. If we violate any of the restrictions, covenants, ratios or tests in our credit facility, the lenders will be able to accelerate the maturity of all borrowings under the credit facility and demand repayment of amounts outstanding, our lenders’ commitment to make further loans to us may terminate, and we will be prohibited from declaring dividends or making any distributions. We might not have, or be able to obtain, sufficient funds to make these accelerated payments. Any subsequent replacement of our credit facility or any new indebtedness could have similar or greater restrictions.

Adverse conditions in the financial markets may reduce the principal and earnings of the investments held in merchandise and perpetual care trusts and adversely affect our revenues and cash flow.

A substantial portion of our revenues is generated from investment returns that we realize from merchandise and perpetual care trusts. Earnings and investment gains and losses on investments by merchandise and perpetual care trusts are affected by financial market conditions that are not within our control. Because a significant portion of merchandise and perpetual care trust principal is invested in fixed-income securities, investments held in these trusts are particularly susceptible to changes in interest rates. Merchandise trust principal invested in equity securities is also sensitive to the performance of the stock market. Earnings are also affected by the mix of fixed-income and equity securities that our investment managers choose to maintain in the trusts and by the fact that our investment managers may not choose the optimal mix for any particular market condition.

Declines in earnings from merchandise and perpetual care trusts could cause declines in current and future revenues and cash flow. In addition, any significant or sustained investment losses could result in merchandise trusts having insufficient funds to cover our cost of delivering products and services, or in perpetual care trusts offsetting less of our cemetery maintenance costs. In either case, we would be required to use our operating cash to deliver those products and perform those services, which could decrease our cash available for distribution. These events could have a material adverse effect on our financial condition and results of operations.

Pre-need sales typically generate low or negative cash flow in the periods immediately following sales which could adversely affect our ability to service our debt and make distributions to our partners.

When we sell cemetery merchandise and services on a pre-need basis, we pay commissions on the sale to our salespeople and are required by state law to deposit a portion of the sales proceeds into a merchandise trust. In addition, most of our customers finance their pre-need purchases under installment contracts over a number of years. Depending on the trusting requirements of the states in which we operate, the applicable sales commission rates and the amount of the down payment, our cash flow from sales to customers through installment contracts is typically negative until we have paid the sale commission due on the sale or until we purchase the products or perform the services and are permitted to withdraw funds we have deposited in the merchandise trust. To the extent we increase pre-need activities, state trusting requirements are increased or we delay the purchase of the products or performance of the services we sell on a pre-need basis, our cash flow immediately following pre-need sales may be further reduced, and our ability to service our debt and make distributions to our partners could be adversely affected.

Because fixed costs are inherent in our business, a decrease in our revenues can have a disproportionate effect on our cash flow and profits.

Our business requires us to incur many of the costs of operating and maintaining facilities, land and equipment regardless of the level of sales in any given period. For example, we must pay salaries, utilities, property taxes and maintenance costs on our cemetery properties and funeral homes regardless of the number of interments or funeral services we perform. Because we cannot decrease these costs significantly or rapidly when we experience declines in sales, declines in sales can cause our margins, profits and cash flow to decline at a greater rate than the decline in our revenues.

Our failure to attract and retain qualified sales personnel and management could have an adverse effect on our business and financial condition.

Our ability to attract and retain a qualified sales force and other personnel is an important factor in achieving future success. Buying cemetery and funeral home products and services, especially at-need products and services, is very emotional for most customers, so our sales force must be particularly sensitive to our customers’ needs. We cannot assure you that we will be successful in our efforts to attract and retain a skilled sales force. If we are unable to maintain a qualified and productive sales force, our revenues may decline and our cash available for distribution may decrease.

We are also dependent upon the continued services of our key officers. The loss of any of our key officers could have a material adverse effect on our business, financial condition and results of operations. We may not be able to locate or employ on acceptable terms qualified replacements for senior management or key employees if their services were no longer available. We do not maintain key employee insurance on any of our executive officers.

We may not be able to identify, complete, fund or successfully integrate additional cemetery acquisitions which could have an adverse affect on our results of operations.

A primary component of our business strategy is to grow through acquisitions of cemeteries and, to a lesser extent, funeral homes. We cannot assure you that we will be able to identify and acquire cemeteries on terms favorable to us or at all. We may face competition from other death care companies in making acquisitions. Our ability to make acquisitions in the future may be limited by our inability to secure adequate financing, restrictions under our existing or future debt agreements, competition from third parties or a lack of suitable properties. For example, we are not permitted to make acquisitions for more than $2.5 million, or any series of acquisitions aggregating more than $20.0 million in any consecutive 12-month period, without the requisite consent of the lenders under our credit facility. Also, when we acquire cemeteries that do not have a robust pre-need sales program, the operation of the cemetery and implementation of a pre-need sales program after acquisition may require significant amounts of working capital. This may make it more difficult for us to make acquisitions.

We may be unable to successfully integrate our acquisition of certain assets SCI Funeral Services, Inc. or our other acquisitions with our operations or realize all of the anticipated benefits of these acquisitions.

During 2006, we acquired 21 cemeteries and 14 funeral homes from SCI Funeral Services, Inc., certain of its direct and indirect subsidiary entities and certain other parties, which we collectively refer to as SCI.

Integration of the businesses and operations that we acquired with our existing business and operations has been a complex, time-consuming and costly process, particularly given that the acquisition has significantly increased our size. Failure to successfully integrate the SCI businesses and operations with our existing business and operations in a timely manner may have a material adverse effect on our business, financial condition, results of operations and cash flows. Similarly, our ongoing acquisition program exposes us to integration risks as well. The difficulties of combining the acquired operations include, among other things:

•	operating a significantly larger combined organization and integrating additional assets to our existing operations;

•	coordinating geographically disparate organizations, systems and facilities;

•	integrating personnel from diverse business backgrounds and organizational cultures;

•	consolidating partnership, technological and administrative functions;

•	integrating internal controls, compliance under the Sarbanes-Oxley Act of 2002 and other governance matters;

•	the diversion of management’s attention from other business concerns;

•	customer or key employee loss from the acquired businesses; and

•	potential environmental and regulatory liabilities and title problems.

In addition, we may not realize all of the anticipated benefits from our acquisition of certain assets from SCI such as cost savings and revenue enhancements, for various reasons, including difficulties integrating operations and personnel and higher costs.

If the trend toward cremation in the United States continues, our revenues may decline which could have an adverse effect on our business and financial condition and could impact our ability to make cash distributions.

We and other death care companies that focus on traditional methods of interment face competition from the increasing number of cremations in the United States. Industry studies indicate that the percentage of cremations has steadily increased and that cremations will represent approximately 36% of the United States death care market by the year 2010, compared to approximately 32% in 2005. Because the products and services associated with a cremation, such as niches and urns, produce lower revenues than the products and services associated with a traditional interment, a continuing trend toward cremations may reduce our revenues and, therefore, our cash available for distribution.

Regulatory and Legal Risks

Our operations are subject to regulation, supervision and licensing under numerous federal, state and local laws, ordinances and regulations, including extensive regulations concerning trusts, pre-need sales, cemetery ownership, marketing practices, crematories, environmental matters and various other aspects of our business.

If state laws or interpretations of existing state laws change or if new laws are enacted, we may be required to increase trust deposits or to alter the timing of withdrawals from trusts, which may have a negative impact on our revenues and cash flow.

We are required by state laws to deposit specified percentages of the proceeds from our pre-need and at-need sales of interment rights into perpetual care trusts and proceeds from our pre-need sales of cemetery products and services into merchandise trusts. These laws also determine when we are allowed to withdraw funds from those trusts. If those laws or the interpretations of those laws change or if new laws are enacted, we may be required to deposit more of the sales proceeds we receive from our sales into the trusts or to defer withdrawals from the trusts, thereby decreasing our cash flow until we are permitted to withdraw the deposited amounts. This could also reduce our cash available for distribution.

If state laws or their interpretations change, or new laws are enacted relating to the ownership of cemeteries and funeral homes, our business, financial condition and results of operations could be adversely affected.

Some states require cemeteries to be organized in the nonprofit form but permit those nonprofit entities to contract with for-profit companies for management services. If state laws change or new laws are enacted that prohibit us from managing cemeteries in those states, then our business, financial condition and results of operations could be adversely affected.

We are subject to legal restrictions on our marketing practices that could reduce the volume of our sales which could have an adverse effect on our business, operations and financial condition.

The enactment or amendment of legislation or regulations relating to marketing activities may make it more difficult for us to sell our products and services. For example, the federal “do not call” legislation has adversely affected our ability to market our products and services using telephone solicitation by limiting who we may call and increasing our costs of compliance. As a result, we rely heavily on direct mail marketing and telephone follow-up with existing contacts. Additional laws or regulations limiting our ability to market through direct mail, over the telephone, through internet and e-mail advertising or door-to-door may make it difficult to identify potential customers, which could increase our costs of marketing. Both increases in marketing costs and restrictions on our ability to market effectively could reduce our revenues and could have an adverse effect on our business, operations and financial condition, as well as our ability to make cash distributions to you.

We are subject to environmental and health and safety regulations that may adversely affect our operating results.

Our cemetery and funeral home operations are subject to numerous federal, state and local environmental and health and safety regulations. We may become subject to liability for the removal of hazardous substances and solid waste under the Comprehensive Environmental Response, Compensation, and Liability Act, referred to as CERCLA in this prospectus, and similar state laws. Under CERCLA and similar state laws, joint and several liability may be imposed on various parties, regardless of fault or the legality of the original disposal activity. Our funeral home, cemetery and crematory operations include the use of some materials that may meet the definition of “hazardous substances” under CERCLA and thus may give rise to liability if released to the environment through a spill or discharge. We cannot assure you that we will not face liability under CERCLA for any conditions at our properties, and we cannot assure you that these liabilities will not be material. Our cemetery and funeral home operations are subject to regulation of underground and above ground storage tanks and laws managing the disposal of solid waste. If new requirements under local, state or federal laws were to be adopted, and were more stringent than existing requirements, new permits or capital expenditures may be required.

Our funeral home operations are generally subject to federal and state regulations regarding the disposal of medical waste, and are also subject to regulation by federal, state or local authorities under the Emergency Planning and Community Right-to-Know Act, referred to as EPCRA in this prospectus. We are required to maintain, and may be required to submit to state and local authorities, a list of any hazardous materials we use under EPCRA Tier One and Tier Two reporting requirements.

Our crematory operations are subject to regulation under the federal Clean Air Act and any analogous state laws. If new regulations applicable to our crematory operations were to be adopted, they could require permits or capital expenditures that would increase our costs of operation and compliance.

Risks Inherent in an Investment in Us

Our general partner and its affiliates have conflicts of interest and limited fiduciary duties, which may permit them to favor their own interests to your detriment.

Immediately prior to our initial public offering on September 20, 2004, Cornerstone Family Services, Inc., which owned our business and assets prior to our initial offering, converted into CFSI LLC. As of December 31,

2006, CFSI LLC owned an aggregate 46.1% limited partner interest in us and owned all of the Class A units of our general partner. Conflicts of interest may arise between CFSI LLC and its affiliates, including our general partner, on the one hand, and us and our unitholders, on the other hand. As a result of these conflicts, our general partner may favor its own interests and the interests of its affiliates over the interests of the unitholders. These conflicts include, among others, the following situations:

•

The board of directors of our general partner is elected by the owners of our general partner. Although our general partner has a fiduciary duty to manage us in good faith, the directors of our general partner also have a fiduciary duty to manage our general partner in a manner beneficial to the owners of our general partner. By purchasing common units, unitholders will have deemed to have consented to some actions and conflicts of interest that might otherwise constitute a breach of fiduciary or other duties under applicable law.

•

Our partnership agreement limits the liability of our general partner, reduces its fiduciary duties and restricts the remedies available to unitholders for actions that might, without the limitations, constitute breaches of fiduciary duty.

•

Our general partner determines the amount and timing of asset purchases and sales, capital expenditures, borrowings, issuances of additional limited partner interests and reserves, each of which can affect the amount of cash that is distributed to unitholders.

•

Our partnership agreement does not restrict our general partner from causing us to pay it or its affiliates for any services rendered to us or entering into additional contractual arrangements with any of these entities on our behalf.

•	Our general partner controls the enforcement of obligations owed to us by our general partner and its affiliates.

•

In some instances, our general partner may cause us to borrow funds or sell assets outside the ordinary course of business in order to permit the payment of distributions, even if the purpose or effect of the borrowing is to make a distribution on the subordinated units, to make incentive distributions or to hasten the expiration of the subordination period.

Cost reimbursements due our general partner may be substantial and will reduce the cash available for distribution to you.

Prior to making any distribution on the common units, we will reimburse our general partner and its affiliates, including CFSI LLC, a Delaware limited liability company, and the officers and directors of our general partner, for all expenses they incur on our behalf. The reimbursement of expenses could adversely affect our ability to pay cash distributions to you. Our general partner determines the amount of these expenses. In addition, our general partner and its affiliates may provide us with other services for which we will be charged fees as determined by our general partner.

Our partnership agreement limits our general partner’s fiduciary duties to holders of our common units and subordinated units and restricts the remedies available to holders of our common units and subordinated units for actions taken by our general partner that might otherwise constitute breaches of fiduciary duty.

Our partnership agreement contains provisions that reduce the fiduciary standards to which our general partner would otherwise be held by state fiduciary duty laws. For example, our partnership agreement:

•

permits our general partner to make a number of decisions in its individual capacity, as opposed to in its capacity as our general partner. This entitles our general partner to consider only the interests and factors that it desires, and it has no duty or obligation to give any consideration to any interest of, or factors affecting, us, our affiliates or any limited partner. Examples include the exercise of its limited call right, the exercise of its rights to transfer or vote the units it owns, the exercise of its registration rights and its determination whether or not to consent to any merger or consolidation of the partnership or amendment to the partnership agreement;

•

provides that our general partner will not have any liability to us or our unitholders for decisions made in its capacity as a general partner so long as it acted in good faith, meaning it believed the decision was in the best interests of our partnership;

•

generally provides that affiliated transactions and resolutions of conflicts of interest not approved by the conflicts committee of the board of directors of our general partner acting in good faith and not involving a vote of unitholders must be on terms no less favorable to us than those generally being provided to or available from unrelated third parties or must be “fair and reasonable” to us, as determined by our general partner in good faith and that, in determining whether a transaction or resolution is “fair and reasonable,” our general partner may consider the totality of the relationships between the parties involved, including other transactions that may be particularly advantageous or beneficial to us;

•

provides that our general partner and its officers and directors will not be liable for monetary damages to us, our limited partners or assignees for any acts or omissions unless there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that the general partner or those other persons acted in bad faith or engaged in fraud, willful misconduct or gross negligence or, in the case of a criminal matter, acted with knowledge that the conduct was criminal; and

•

provides that in resolving conflicts of interest, it will be presumed that in making its decision the general partner or its conflicts committee acted in good faith, and in any proceeding brought by or on behalf of any limited partner or us, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption.

By purchasing a common unit, a common unitholder will agree to become bound by the provisions in the partnership agreement, including the provisions discussed above.

Affiliates of our general partner own sufficient common and subordinated units to block any attempt to remove our general partner.

Our general partner generally may not be removed except upon the vote of the holders of at least 66 2/3% of the outstanding units voting together as a single class. Because affiliates of our general partner owned approximately 47.1% of all the units as of the date of this prospectus, our general partner currently cannot be removed without the consent of its affiliates. Also, if our general partner is removed without cause during the subordination period and units held by the general partner and its affiliates are not voted in favor of that removal, all remaining subordinated units will automatically be converted into common units and any existing arrearages on the common units will be extinguished. This would adversely affect the common units by prematurely eliminating their distribution and liquidation preference over the subordinated units, which would otherwise have continued until we had met certain distribution and performance tests. Cause is narrowly defined to mean that a court of competent jurisdiction has entered a final, non-appealable judgment finding the general partner liable for actual fraud, gross negligence or willful or wanton misconduct in its capacity as our general partner. Cause does not include most cases of charges of poor management of the business.

Holders of our common units have limited voting rights and are not entitled to elect our general partner or its directors, which could reduce the price at which the common units will trade.

Unitholders have only limited voting rights on matters affecting our business and, therefore, limited ability to influence management’s decisions regarding our business. Unitholders did not select our general partner or elect the board of directors of our general partner and will have no right to select our general partner or elect its board of directors in the future. We are not required to have, and do not have, a majority of independent directors on our board. The board of directors of our general partner, including the independent directors, are chosen entirely by the owners of our general partner and not our unitholders. As a result of these limitations, the price at which the common units will trade could be diminished because of the absence or reduction of a takeover premium in the trading price.

Our partnership agreement restricts the voting rights of unitholders owning 20% or more of our common units.

Unitholders’ voting rights are further restricted by the partnership agreement provision providing that any units held by a person that owns 20% or more of any class of units then outstanding, other than the general partner, its affiliates, their transferees and persons who acquired such units with the prior approval of the board of directors of our general partner, cannot be voted on any matter. In addition, the partnership agreement contains provisions limiting the ability of unitholders to call meetings or to acquire information about our operations, as well as other provisions limiting the unitholders’ ability to influence the manner or direction of management.

Our general partner can transfer its ownership interest in us without unitholder consent under certain circumstances, and the control of our general partner may be transferred to a third party without unitholder consent.

Our general partner may transfer its general partner interest to a third party in a merger or in a sale of all or substantially all of its assets without the consent of the unitholders. Furthermore, there is no restriction in the partnership agreement on the ability of the owners of our general partner to transfer their ownership interest in the general partner to a third party. The new owner of our general partner would then be in a position to replace the board of directors and officers of the general partner with its own choices and thereby influence the decisions taken by the board of directors and officers.

Increases in interest rates could adversely impact our unit price and our ability to issue additional equity to make acquisitions, incur debt or for other purposes.

In recent years, the U.S. credit markets experienced 50-year record lows in interest rates. If the overall economy strengthens, it is possible that monetary policy will tighten, resulting in higher interest rates to counter possible inflation risk. Interest rates on future credit facilities and debt offerings could be higher than current levels, causing our financing costs to increase accordingly. As with other yield-oriented securities, our unit price is impacted by the level of our cash distributions and implied distribution yield. The distribution yield is often used by investors to compare and rank related yield-oriented securities for investment decision-making purposes. Therefore, changes in interest rates may affect the yield requirements of investors who invest in our units, and a rising interest rate environment could have an adverse impact on our unit price and our ability to issue additional equity to make acquisitions, to incur debt or for other purposes.

We may issue additional common units without your approval, which would dilute your existing ownership interests.

During the subordination period, our general partner may cause us to issue up to 2,119,891 additional common units without unitholder approval. Our general partner may also cause us to issue an unlimited number of additional common units or other equity securities of equal rank with the common units, without unitholder approval, in numerous circumstances during the subordination period, including, but not limited to, in connection with an acquisition or an expansion capital improvement that increases cash flow from operations per unit on an estimated pro forma basis; if the proceeds of the issuance are used to repay indebtedness, the cost of which to service is greater than the distribution obligations associated with the units issued in connection with its retirement; or the redemption of common units or other equity interests of equal rank with the common units from the net proceeds of an issuance of common units or parity units, but only if the redemption price equals the net proceeds per unit, before expenses, to us.

After the end of the subordination period, we may issue an unlimited number of limited partner interests of any type without the approval of the unitholders. You will not have the right to approve our issuance at any time of equity securities ranking junior to the common units.

The issuance of additional common units or other equity securities of equal or senior rank will have the following effects:

•	your proportionate ownership interest in us will decrease;

•	the amount of cash available for distribution on each unit may decrease;

•

because a lower percentage of total outstanding units will be subordinated units, the risk that a shortfall in the payment of the minimum quarterly distribution will be borne by the common unitholders will increase;

•	the ratio of taxable income to distributions may increase;

•	the relative voting strength of each previously outstanding unit may be diminished; and

•	the market price of the common units may decline.

Cost reimbursements due our general partner may be substantial and will reduce the cash available for distribution to you.

Prior to making any distribution on the common units, we will reimburse our general partner and its affiliates, including CFSI LLC and the officers and directors of our general partner, for all expenses they incur on our behalf. The reimbursement of expenses could adversely affect our ability to pay cash distributions to you. Our general partner determines the amount of these expenses. In addition, our general partner and its affiliates may provide us with other services for which we will be charged fees as determined by our general partner.

In establishing cash reserves, our general partner may reduce the amount of available cash for distribution to you.

The partnership agreement requires our general partner to deduct from operating surplus cash reserves that it establishes to fund our future operating expenditures. The partnership agreement also permits the general partner to reduce available cash by establishing cash reserves for the proper conduct of our business, to comply with applicable law or agreements to which we are a party or to provide funds for future distributions to partners. These reserves will affect the amount of cash available for distribution to you.

Our general partner has a limited call right that may require you to sell your common units at an undesirable time or price.

If, at any time, our general partner and its affiliates own more than 80% of the common units, our general partner will have the right, but not the obligation, which it may assign to any of its affiliates or to us, to acquire all, but not less than all, of the remaining common units held by unaffiliated persons at a price not less than their then-current market price. As a result, you may be required to sell your common units at an undesirable time or price and may not receive any return on your investment. You may also incur a tax liability upon the sale of your common units.

You may be required to repay distributions that you have received from us.

Under certain circumstances, unitholders may have to repay amounts wrongfully returned or distributed to them. Under Section 17-607 of the Delaware Revised Uniform Limited Partnership Act, we may not make a distribution to you if the distribution would cause our liabilities to exceed the fair value of our assets. Delaware law provides that for a period of three years from the date of the impermissible distribution, limited partners who received the distribution and who knew at the time of the distribution that it violated Delaware law will be liable to the limited partnership for the distribution amount. Assignees who become substituted limited partners are liable for the obligations of the assignor to make contributions to the partnership. However, assignees are not liable for obligations unknown to the assignee at the time the assignee became a limited partner if the liabilities could not be determined from the partnership agreement. Liabilities to partners on account of their partnership interest and liabilities that are non-recourse to the partnership are not counted for purposes of determining whether a distribution is permitted.

Tax Risks to Common Unitholders

In addition to reading the following risk factors, you should read “Material Tax Considerations” for a more complete discussion of the expected material federal income tax consequences of owning and disposing of common units.

We may have tax liabilities related to periods before our initial public offering and less net operating losses available to reduce taxable income and therefore tax liabilities for future taxable periods.

Because our business was conducted by an affiliated group of corporations during periods prior to the completion of our initial public offering, we may have federal and state income tax liabilities that relate to our prior operations and to transactions related to our formation. In addition, the amount of cash distributions we receive from our corporate subsidiaries over the next several years will depend in part upon the amount of net operating losses available to those subsidiaries to reduce the amount of income subject to federal income tax they would otherwise pay. These net operating losses will begin to expire in 2019 and are available to reduce future taxable income that would otherwise be subject to federal income taxes. The amount of net operating losses available to reduce the income tax liability of our corporate subsidiaries in future taxable years could be reduced as a result of the prior operations and the transactions occurring immediately before our initial public offering.

CFSI LLC has agreed to indemnify us against additional income tax liabilities, if any, that arise from our operations prior to our initial public offering, and income tax liabilities, if any, that arise from the consummation of the transactions related to our formation in excess of $600,000 if those liabilities are asserted by the IRS or any state taxing authority prior to the expiration of the applicable statutes of limitations for income taxes of Cornerstone Family Services, Inc., or Cornerstone, for its taxable period ending with the conversion of Cornerstone into CFSI LLC (generally, three years from the filing of the tax return for such period). Also, CFSI LLC has agreed to indemnify us against any liabilities we may be subject to in the future resulting from a reduction in our net operating losses as a result of such prior operations or as a result of such formation transactions in excess of that which is believed to result from them at the time of our initial public offering. We cannot assure you that we will not ultimately be responsible for any or all of these liabilities, if they occur. Any increase in the tax liabilities of our corporate subsidiaries because of a reduction in net operating losses not recouped under the indemnity will reduce our cash available for distribution.

Changes in the ownership of our units, including the changes occurring as a result of our initial public offering or this offering, may result in annual limitations on our use of net operating losses available to reduce taxable income, which could increase our tax liabilities and decrease cash available for distribution in future taxable periods.

The use of the net operating losses by our corporate subsidiaries may be limited if the ownership of our units changes such that our corporate subsidiaries are deemed to have an “ownership change” under applicable provisions of the Internal Revenue Code. In general, an ownership change will occur if the percentage of our units, based on the value of the units, owned by certain unitholders or groups of unitholders increases by more than fifty percentage points during a three-year period. For this purpose, the unitholders who acquired interests in us pursuant to our initial public offering will be treated as a single group, as will those persons who acquire units in this or any subsequent offering we may make. The public group that acquired units in our initial public offering acquired approximately 49% of the total partnership interests that were outstanding immediately after completion of the initial public offering. Those units likely constituted more than 50% of the value of all ownership interests in us. However, applicable Treasury Regulations provide generally that if in a public offering units are issued solely for cash, for purposes of calculating the percentage of ownership change resulting from the transaction, the acquiring unitholders will be deemed to acquire only up to 50% of the number of units they actually acquire. At the time of our initial public offering, our tax counsel opined that the initial public offering should not result in an ownership change. No ruling has been or will be requested from the IRS regarding this issue, and an opinion of counsel represents only the counsel’s legal judgment and does not bind the IRS or the courts. Thus there remains some risk that our initial public offering resulted in an ownership change. If an ownership change did occur, each of our corporate subsidiaries would be restricted annually in its ability to use its net operating losses to reduce its federal taxable income to an amount equal to the value of the corporation on the date of the ownership change multiplied by the applicable federal long-term tax-exempt rate in effect at such time. In the event that the initial public offering did not create an ownership change, our issuance of common units in November of 2005 likely created an ownership change with respect to the shares of our corporate subsidiaries for the purposes of Section 382 of the Internal Revenue Code. However, we do not believe this ownership change will have a material effect on the use by our corporate subsidiaries of their remaining net operating losses. Nonetheless, to the extent that an annual net operating loss limitation for any one year does restrict the ability of our corporate subsidiaries to use their remaining net operating losses, an increase in tax liabilities of our corporate subsidiaries could result, which would reduce the amount of cash available for distribution to you.

Our tax treatment depends on our status as a partnership for federal income tax purposes, as well as our not being subject to a material amount of additional entity-level taxation by individual states. If the IRS treats us as a corporation or we become subject to additional entity-level taxation for state tax purposes, it would reduce the amount of cash available for distribution to you.

The after-tax economic benefit of an investment in the common units depends largely on our being treated as a partnership for federal income tax purposes. We have not requested, and do not plan to request, a ruling from the IRS on this or any other tax matter affecting us.

If we were treated as a corporation for federal income tax purposes, we would pay federal income tax on our taxable income at the corporate tax rate, which is currently a maximum of 35% and would likely pay state income tax at varying rates. Distributions to you would generally be taxed again as corporate distributions, and no income, gains, losses or deductions would flow through to you. Because a tax would be imposed upon us as a corporation, our cash available for distribution to you would be substantially reduced. Therefore, treatment of us as a corporation would result in a material reduction in the anticipated cash flow and after-tax return to the unitholders, likely causing a substantial reduction in the value of our common units.

Current law may change so as to cause us to be treated as a corporation for federal income tax purposes or otherwise subject us to entity-level taxation. In addition, because of widespread state budget deficits and other reasons, several states are evaluating ways to subject partnerships to entity-level taxation through the imposition of state income, franchise and other forms of taxation. If any of these states were to impose a tax on us, the cash available for distribution to you would be reduced. The partnership agreement provides that if a law is enacted or existing law is modified or interpreted in a manner that subjects us to taxation as a corporation or otherwise subjects us to entity-level taxation for federal, state or local income tax purposes, the minimum quarterly distribution amount and the target distribution amounts will be adjusted to reflect the impact of that law on us.

We have subsidiaries that will be treated as corporations for federal income tax purposes and subject to corporate-level income taxes.

Some of our operations are conducted through subsidiaries that are organized as C corporations. Accordingly, these corporate subsidiaries are subject to corporate-level tax, which reduces the cash available for distribution to our partnership and, in turn, to you. If the IRS were to successfully assert that these corporations have more tax liability than we anticipate or legislation was enacted that increased the corporate tax rate, the cash available for distribution could be further reduced.

If the IRS contests the federal income tax positions we take, the market for our common units may be adversely impacted, and the cost of any IRS contest will reduce our cash available for distribution to you.

We have not requested a ruling from the IRS with respect to our treatment as a partnership for federal income tax purposes or any other matter affecting us. The IRS may adopt positions that differ from the conclusions of our counsel expressed in this prospectus or from the positions we take. It may be necessary to resort to administrative or court proceedings to sustain some or all of our counsel’s conclusions or the positions we take. A court may not agree with some or all of our counsel’s conclusions or positions we take. Any contest with the IRS may materially and adversely impact the market for our common units and the price at which they trade. In addition, our costs of any contest with the IRS will be borne indirectly by our unitholders and our general partner because the costs will reduce our cash available for distribution.

You may be required to pay taxes on income from us even if you do not receive any cash distributions from us.

Because our unitholders will be treated as partners to whom we will allocate taxable income that could be different in amount than the cash we distribute, you will be required to pay any federal income taxes and, in some cases, state and local income taxes on your share of our taxable income even if you receive no cash distributions from us. You may not receive cash distributions from us equal to your share of our taxable income or even equal to the actual tax liability that results from that income.

Tax gain or loss on disposition of our common units could be more or less than expected.

If you sell your common units, you will recognize a gain or loss equal to the difference between the amount realized and your tax basis in those common units. Because distributions in excess of your allocable share of our net taxable income decrease your tax basis in your common units, the amount, if any, of such prior excess distributions with respect to the units you sell will, in effect, become taxable income to you if you sell such units at a price greater than your tax basis in those units, even if the price you receive is less than your original cost. Furthermore, a substantial portion of the amount realized, whether or not representing gain, may be taxed as ordinary income due to potential recapture items, including depreciation recapture. In addition, because the amount realized includes a unitholder’s share of our nonrecourse liabilities, if you sell your units, you may incur a tax liability in excess of the amount of cash you receive from the sale. Please read “Material Tax Considerations—Disposition of Common Units—Recognition of Gain or Loss” for a further discussion of the foregoing.

Tax-exempt entities and foreign persons face unique tax issues from owning common units that may result in adverse tax consequences to them.

Investment in common units by tax-exempt entities, such as individual retirement accounts (known as IRAs) and non-U.S. persons raises issues unique to them. For example, virtually all of our income allocated to organizations that are exempt from federal income tax, including individual retirement accounts and other retirement plans, will be unrelated business taxable income and will be taxable to them. Distributions to non-U.S. persons will be reduced by withholding taxes at the highest applicable effective tax rate, and non-U.S. persons will be required to file United States federal tax returns and pay tax on their share of our taxable income. If you are a tax-exempt entity or a non-U.S. person, you should consult your tax advisor before investing in our common units.

We will treat each purchaser of common units as having the same tax benefits without regard to the actual common units purchased. The IRS may challenge this treatment, which could adversely affect the value of the common units.

Because we cannot match transferors and transferees of common units and because of other reasons, we will take depreciation and amortization positions that may not conform to all aspects of the existing Treasury Regulations. A successful IRS challenge to those positions could adversely affect the amount of tax benefits available to you. It also could affect the timing of these tax benefits or the amount of gain from the sale of common units and could have a negative impact on the value of our common units or result in audit adjustments to your tax returns. Please read “Material Tax Considerations—Tax Consequences of Unit Ownership—Section 754 Election” for a further discussion of the effect of the depreciation and amortization positions we will adopt.

We will adopt certain valuation methodologies that may result in a shift of income, gain, loss and deduction between the general partner and the unitholders. The IRS may challenge this treatment, which could adversely affect the value of the common units.

When we issue additional units or engage in certain other transactions, we will determine the fair market value of our assets and allocate any unrealized gain or loss attributable to our assets to the capital accounts of our unitholders and our general partner. Our methodology may be viewed as understating the value of our assets. In that case, there may be a shift of income, gain, loss and deduction between certain unitholders and the general partner, which may be unfavorable to such unitholders. Moreover, under our valuation methods, subsequent purchasers of common units may have a greater portion of their Internal Revenue Code Section 743(b) adjustment allocated to our tangible assets and a lesser portion allocated to our intangible assets. The IRS may challenge our valuation methods, or our allocation of the Section 743(b) adjustment attributable to our tangible and intangible assets, and allocations of income, gain, loss and deduction between the general partner and certain of our unitholders.

A successful IRS challenge to these methods or allocations could adversely affect the amount of taxable income or loss being allocated to our unitholders. It also could affect the amount of gain from our unitholders’ sale of common units and could have a negative impact on the value of the common units or result in audit adjustments to our unitholders’ tax returns without the benefit of additional deductions.

The sale or exchange of 50% or more of our capital and profits interests during any twelve-month period will result in the termination of our partnership for federal income tax purposes.

We will be considered to have terminated for federal income tax purposes if there is a sale or exchange of 50% or more of the total interests in our capital and profits within a twelve-month period. Our termination would, among other things, result in the closing of our taxable year for all unitholders and could result in a deferral of depreciation deductions allowable in computing our taxable income. In the case of a unitholder reporting on a taxable year other than a fiscal year ending December 31, the closing of our taxable year may result in more than twelve months of our taxable income or loss being includable in his taxable income for the year of termination. Our termination currently would not affect our classification as a partnership for federal income tax purposes, but instead, we would be treated as a new partnership for tax purposes. If treated as a new partnership, we must make new tax elections and could be subject to penalties if we are unable to determine that a termination occurred. Please read “Material Tax Considerations—Disposition of Common Units—Constructive Termination” for a discussion of the consequences of our termination for federal income tax purposes.

You will likely be subject to state and local taxes and filing requirements in states where you do not live as a result of an investment in units.

In addition to federal income taxes, you will likely be subject to other taxes, including state and local taxes, unincorporated business taxes and estate, inheritance or intangible taxes that are imposed by the various jurisdictions in which we do business or own property, even if you do not live in any of those jurisdictions. You will likely be required to file state and local income tax returns and pay state and local income taxes in some or all of these jurisdictions. Further, you may be subject to penalties for failure to comply with those requirements. We currently own assets and conduct business in Pennsylvania, West Virginia, Virginia, North Carolina, Maryland, New Jersey, Tennessee, Ohio, Rhode Island, Alabama, Delaware, Illinois, Kentucky, Oregon, Washington, Kansas, Michigan, Colorado, Missouri and Georgia. Each of these states currently imposes an income tax on individuals, corporations and other entities. As we make acquisitions or expand our business, we may own assets or do business in additional states that impose a personal income tax. It is your responsibility to file all United States federal, state and local tax returns. Our counsel has not rendered an opinion on the state or local tax consequences of an investment in the common units.

USE OF PROCEEDS

Except as otherwise provided in the applicable prospectus supplement, we will use the net proceeds we receive from the sale of the common units covered by this prospectus for general partnership purposes, which may include, among other things, funding acquisitions of assets or businesses, working capital, capital expenditures, the repayment or refinancing of all or a portion of our debt and/or the repurchase of common units or other securities. The actual application of proceeds we receive from the sale of any particular offering of common units using this prospectus will be described in the applicable prospectus supplement relating to such offering.

We will not receive any proceeds from any sale of common units by the selling unitholders.

DESCRIPTION OF THE COMMON UNITS

We have two classes of limited partner interests in our partnership: common units and subordinated units. The holders of these units are entitled to participate in partnership distributions and exercise the rights or privileges available to limited partners under our partnership agreement. The rights of holders of our subordinated units to participate in distributions to our partners differ from, and are subordinated to, the rights of holders of our common units. As of July 10, 2007, we had outstanding 4,795,780 common units, representing a 52.0% limited partner interest, and 4,239,782 subordinated units, representing a 46.0% limited partner interest. Thus, as of that date our equity consisted of a 98% limited partner interest and a 2% general partner interest.

Partnership Agreement

Our partnership agreement contains additional provisions, many of which apply to holders of our common units. A copy of our partnership agreement is included in our other SEC filings and incorporated by reference in this prospectus.

Issuance of Additional Units

Our partnership agreement authorizes us to issue an unlimited number of additional common units and other equity securities for the consideration and on the terms and conditions determined by our general partner without the approval of the unitholders. During the subordination period, however, except as we discuss in the following paragraph, we may not issue equity securities ranking senior to the common units or an aggregate of more than 2,119,891 additional common units, or 50% of the common units outstanding immediately after our initial public offering, or units on a parity with the common units, in each case, without the approval of the holders of a unit majority.

During the subordination period or thereafter, we may issue an unlimited number of common units without the approval of the unitholders as follows:

•	in connection with an acquisition or an expansion capital improvement that increases cash flow from operations per unit on an estimated pro forma basis;

•

if the proceeds of the issuance are used to repay indebtedness, the cost of which to service is greater than the distribution obligations associated with the units issued in connection with its retirement;

•

the redemption of common units or other equity interests of equal rank with the common units from the net proceeds of an issuance of common units or parity units, but only if the redemption price equals the net proceeds per unit, before expenses, to us;

•	upon conversion of the subordinated units;

•	upon conversion of units of equal rank with the common units into common units under some circumstances;

•	in the event of a combination or subdivision of common units;

•	under employee benefit plans; or

•	upon conversion of the general partner interests and incentive distribution rights as a result of a withdrawal of our general partner.

It is possible that we will fund acquisitions through the issuance of additional common units, subordinated units or other partnership securities. Holders of any additional common units we issue will be entitled to share equally with the then-existing holders of common units in our distributions of available cash. In addition, the issuance of additional common units or other partnership securities may dilute the value of the interests of the then-existing holders of common units in our net assets.

In accordance with Delaware law and the provisions of our partnership agreement, we may also issue additional partnership securities that, as determined by our general partner, may have special voting rights to which the common units are not entitled.

Upon issuance of additional partnership securities, our general partner will be entitled, but not required, to make additional capital contributions to the extent necessary to maintain its 2% general partner interest in us. The general partner’s 2% interest in our distributions may be reduced if we issue additional units in the future and our general partner does not contribute a proportionate amount of capital to us to maintain its 2% general partner interest. Moreover, our general partner will have the right, which it may from time to time assign in whole or in part to any of its affiliates, to purchase common units, subordinated units or other partnership securities whenever, and on the same terms that, we issue those securities to persons other than our general partner and its affiliates, to the extent necessary to maintain the percentage interest of the general partner and its affiliates, including such interest represented by common units and subordinated units, that existed immediately prior to each issuance. The holders of common units will not have preemptive rights to acquire additional common units or other partnership securities.

Limited Liability

Participation in the Control of Our Partnership

Assuming that a limited partner does not participate in the control of our business within the meaning of the Delaware Act and that he otherwise acts in conformity with the provisions of our partnership agreement, his liability under the Delaware Act will be limited, subject to possible exceptions, to the amount of capital he is obligated to contribute to us for his common units plus his share of any undistributed profits and assets. If it were determined, however, that the right or exercise of the right by the limited partners as a group:

•	to remove or replace the general partner;

•	to approve some amendments to our partnership agreement; or

•	to take other action under our partnership agreement;

constituted “participation in the control” of our business for the purposes of the Delaware Act, then the limited partners could be held personally liable for our obligations under Delaware law to the same extent as our general partner. This liability would extend to persons who transact business with us and who reasonably believe that the limited partner is a general partner. Neither our partnership agreement nor the Delaware Act specifically provides for legal recourse against our general partner if a limited partner were to lose limited liability through any fault of the general partner. While this does not mean that a limited partner could not seek legal recourse, we have found no precedent for this type of claim in Delaware case law.

Unlawful Partnership Distributions

Under the Delaware Act, a limited partnership may not make a distribution to a partner if, after the distribution, all liabilities of the limited partnership, other than liabilities to partners on account of their partnership interests and liabilities for which the recourse of creditors is limited to specific property of the partnership, would exceed the fair value of the assets of the limited partnership. For the purpose of determining the fair value of the assets of a limited partnership, the Delaware Act provides that the fair value of property subject to liability for which recourse of creditors is limited shall be included in the assets of the limited partnership only to the extent that the fair value of that property exceeds the nonrecourse liability. The Delaware Act provides that a limited partner who receives a distribution and knew at the time of the distribution that the distribution was in violation of the Delaware Act shall be liable to the limited partnership for the amount of the distribution for three years. Under the Delaware Act, an assignee who becomes a substituted limited partner of a limited partnership is liable for the obligations of his assignor to make contributions to the partnership, except the assignee is not obligated for liabilities that are unknown to him at the time he became a limited partner and that could not be ascertained from the partnership agreement.

Failure to Comply with the Limited Liability Provisions of Jurisdictions in Which We Do Business

Our subsidiaries conduct business in 21 states and may conduct business in other states in the future. Maintenance of our limited liability, as the sole member of the operating company, may require compliance with legal requirements in the jurisdictions in which the operating company conducts business, including qualifying our subsidiaries to do business there. Limitations on the liability of members for the obligations of a limited liability company have not been clearly established in many jurisdictions. If it were determined that we were, by virtue of our member interest in the operating company or otherwise, conducting business in any state without compliance with the applicable limited partnership, limited liability company or corporation statute, or that the right or exercise of the right by the limited partners as a group to remove or replace our general partner, to approve some amendments to our partnership agreement, or to take other action under our partnership agreement constituted “participation in the control” of our business for purposes of the statutes of any relevant jurisdiction, then the limited partners could be held personally liable for our obligations under the laws of that jurisdiction to the same extent as the general partner under the circumstances. We will operate in a manner determined by our general partner to be necessary or appropriate to preserve the limited liability of the limited partners.

Voting Rights

Certain actions require the approval of the holders of a majority of our units. During the subordination period, this requires us to secure the approval of a majority of the common units, excluding those common units held by our general partner and its affiliates, and a majority of the subordinated units, voting as separate classes. After the subordination period, this requires us to secure the approval of a majority of the common units. The actions that require the approval of a unit majority include:

•

the issuance of additional common units or units of equal rank with the common units during the subordination period, with certain exceptions contained in our partnership agreement, detailed above under “—Issuance of Additional Units;”

•	the issuance of units senior to the common units during the subordination period;

•	certain amendments to our partnership agreement;

•	the merger of our partnership or the sale of all or substantially all of our assets;

•

amendments to the limited liability company agreement of our operating company and other actions taken as sole member of our limited liability company if such amendment or other action would adversely affect our limited partners or any particular class of our limited partners in any material respect; and

•	the dissolution of our partnership and the reconstitution of our partnership upon dissolution.

Other actions require the unitholder approval described below:

•

the withdrawal of our general partner prior to September 30, 2014 in a manner that would cause a dissolution of our partnership, in most circumstances requires the approval of a majority of the common units, excluding common units held by the general partner and its affiliates;

•	the removal of our general partner requires not less than 66 2/3% of the outstanding units, including units held by our general partner and its affiliates;

•

the transfer of the general partner interest to a third party prior to September 30, 2014 in most circumstances requires the approval of a majority of the common units, excluding common units held by the general partner and its affiliates; and

•

the transfer of incentive distribution rights to a third party prior to September 30, 2014 in most circumstances requires the approval of a majority of the common units, excluding common units held by the general partner and its affiliates.

Limited Call Right

If at any time our general partner and its affiliates own more than 80% of the then-issued and outstanding limited partner interests of any class, our general partner will have the right, but not the obligation, which it may assign in whole or in part to any of its affiliates or to us, to acquire all, but not less than all, of the remaining limited partner interests of the class held by unaffiliated persons as of a record date to be selected by our general partner, on at least 10 but not more than 60 days’ notice. The purchase price in the event of this purchase is the greater of:

•

the highest cash price paid by either of our general partner or any of its affiliates for any limited partner interests of the class purchased within the 90 days preceding the date on which our general partner first mails notice of its election to purchase those limited partner interests; and

•	the current market price as of the date three days before the date the notice is mailed.

As a result of our general partner’s right to purchase outstanding limited partner interests, a holder of limited partner interests may have his limited partner interests purchased at an undesirable time or price.

The tax consequences to a unitholder of the exercise of this call right are the same as a sale by that unitholder of his common units in the market. See “Material Tax Considerations—Disposition of Common Units.”

Meetings; Voting

Except as described below regarding a person or group owning 20% or more of any class of units then outstanding, unitholders or assignees who are record holders of units on the record date are entitled to notice of, and to vote at, meetings of our limited partners and to act upon matters for which approvals may be solicited. Common units that are owned by an assignee who is a record holder, but who has not yet been admitted as a substituted limited partner, shall be voted by our general partner at the written direction of the record holder. Absent direction of this kind, the common units will not be voted, except that, in the case of common units held by our general partner on behalf of non-citizen assignees, our general partner shall distribute the votes on those common units in the same ratios as the votes of limited partners on other units are cast.

Any action that is required or permitted to be taken by the unitholders may be taken either at a meeting of the unitholders or without a meeting if consents in writing describing the action so taken are signed by holders of the number of units as would be necessary to authorize or take that action at a meeting. Meetings of the unitholders may be called by our general partner or by unitholders owning at least 20% of the outstanding units of the class for which a meeting is proposed. Unitholders may vote either in person or by proxy at meetings. The holders of a majority of the outstanding units of the class or classes for which a meeting has been called represented in person or by proxy shall constitute a quorum unless any action by the unitholders requires approval by holders of a greater percentage of the units, in which case the quorum shall be the greater percentage.

Each record holder of a unit has a vote according to his percentage interest in our partnership, although additional limited partner interests having special voting rights could be issued. However, if at any time any person or group, other than our general partner and its affiliates, or a direct or subsequently approved transferee of our general partner or its affiliates or a person or group who acquires the units with the prior approval of the board of directors, acquires, in the aggregate, beneficial ownership of 20% or more of any class of units then outstanding, the person or group will lose voting rights on all of its units and the units may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unitholders, calculating required votes, determining the presence of a quorum or for other similar purposes. Common units held in nominee or street name account will be voted by the broker or other nominee in accordance with the instruction of the beneficial owner unless the arrangement between the beneficial owner and his nominee provides otherwise. Except as otherwise provided in the partnership agreement, subordinated units will vote together with common units as a single class.

Any notice, demand, request, report or proxy material required or permitted to be given or made to record holders of common units under our partnership agreement will be delivered to the record holder by us or by the transfer agent.

Books and Reports

Our general partner is required to keep appropriate books of our business at our principal offices. The books will be maintained for both tax and financial reporting purposes on an accrual basis. For tax and fiscal reporting purposes, our fiscal year is the calendar year.

We will furnish or make available to record holders of common units, within 120 days after the close of each fiscal year, an annual report containing audited financial statements and a report on those financial statements by our independent public accountants. Except for our fourth quarter, we will also furnish or make available summary financial information within 90 days after the close of each quarter.

We will furnish each record holder of a unit with information reasonably required for tax reporting purposes within 90 days after the close of each calendar year. This information is expected to be furnished in summary form so that some complex calculations normally required of partners can be avoided. Our ability to furnish this summary information to unitholders will depend on the cooperation of unitholders in supplying us with specific information. Every unitholder will receive information to assist him in determining his federal and state tax liability and filing his federal and state income tax returns, regardless of whether he supplies us with information.

Right to Inspect Our Books and Records

Our partnership agreement provides that a limited partner can, for a purpose reasonably related to his interest as a limited partner, upon reasonable demand and at his own expense, have furnished to him:

•	a current list of the name and last known address of each partner;

•	a copy of our tax returns;

•

information as to the amount of cash, and a description and statement of the agreed value of any other property or services, contributed or to be contributed by each partner and the date on which each partner became a partner;

•	copies of our partnership agreement, the certificate of limited partnership of the partnership, related amendments and powers of attorney under which they have been executed;

•	information regarding the status of our business and financial condition; and

•	any other information regarding our affairs as is just and reasonable.

Our general partner may, and intends to, keep confidential from the limited partners trade secrets or other information the disclosure of which our general partner believes in good faith is not in our best interests or that we are required by law or by agreements with third parties to keep confidential.

Listing

Our common units are traded on the Nasdaq Global Market under the symbol “STON.”

Transfer Agent and Registrar Duties

American Stock Transfer and Trust Company serves as registrar and transfer agent for the common units. We will pay all fees charged by the transfer agent for transfers of common units except the following fees that will be paid by unitholders:

•	surety bond premiums to replace lost or stolen certificates, taxes and other governmental charges,

•	special charges for services requested by a holder of a common unit, and

•	other similar fees or charges.

There will be no charge to unitholders for disbursements of our cash distributions. We will indemnify the transfer agent, its agents and each of their shareholders, directors, officers and employees against all claims and losses that may arise out of acts performed or omitted for its activities in that capacity, except for any liability due to any gross negligence or intentional misconduct of the indemnified person or entity.

The transfer agent may resign, by notice to us, or be removed by us. The resignation or removal of the transfer agent will become effective upon our appointment of a successor transfer agent and registrar and its acceptance of the appointment. If no successor has been appointed and accepted the appointment within 30 days after notice of the resignation or removal, our general partner is authorized to act as the transfer agent and registrar until a successor is appointed.

Transfer of Common Units

Any transfer of a common unit will not be recorded by the transfer agent or recognized by us unless the transferee executes and delivers a transfer application. By executing and delivering a transfer application, the transferee of common units:

•	becomes the record holder of the common units and is an assignee until admitted into our partnership as a substituted limited partner;

•	automatically requests admission as a substituted limited partner in our partnership;

•	agrees to be bound by the terms and conditions of, and executes, our partnership agreement;

•	represents that the transferee has the capacity, power and authority to enter into our partnership agreement;

•	grants powers of attorney to officers of the general partner and any liquidator of our partnership as specified in our partnership agreement; and

•	gives the consents and approvals contained in the partnership agreement.

An assignee will become a substituted limited partner of our partnership for the transferred common units automatically upon the recording of the transfer on our books and records. The general partner will cause any unrecorded transfer for which a completed and duly executed transfer application has been received to be recorded on our books and records no less frequently than quarterly.

A transferee’s broker, agent or nominee may complete, execute and deliver a transfer application. We may, at our discretion, treat the nominee holder of a common unit as the absolute owner. In that case, the beneficial holders’ rights are limited solely to those that it has against the nominee holder as a result of any agreement between the beneficial owner and the nominee holder.

Common units are securities and are transferable according to the laws governing transfers of securities. In addition to other rights acquired upon transfer, the transferor gives the transferee the right to request admission as a substituted limited partner in our partnership for the transferred common units. A purchaser or transferee of common units who does not execute and deliver a transfer application obtains only:

•	the right to assign the common unit to a purchaser or other transferee; and

•	the right to transfer the right to seek admission as a substituted limited partner in our partnership for the transferred common units.

Thus, a purchaser or transferee of common units who does not execute and deliver a transfer application:

•

will not receive cash distributions or federal income tax allocations, unless the common units are held in a nominee or “street name” account and the nominee or broker has executed and delivered a transfer application and certification with respect to itself and any beneficial holders; and

•	may not receive some federal income tax information or reports furnished to record holders of common units.

The transferor of common units will have a duty to provide the transferee with all information that may be necessary to transfer the common units. The transferor will not have a duty to insure the execution of the transfer application and certification by the transferee and will have no liability or responsibility if the transferee neglects or chooses not to execute and forward the transfer application and certification to the transfer agent.

Until a common unit has been transferred on our books, we and the transfer agent may treat the record holder of the unit as the absolute owner for all purposes, except as otherwise required by law or stock exchange regulations.

CASH DISTRIBUTION POLICY

Quarterly Distributions of Available Cash

General. Within approximately 45 days after the end of each quarter, we will distribute all of our available cash to unitholders of record on the applicable record date.

Available cash for any quarter consists of cash on hand at the end of that quarter, plus cash on hand from working capital borrowings made after the end of the quarter but before the date of determination of available cash for the quarter, less cash reserves. Cash and other investments held in merchandise trusts and perpetual care trusts are not treated as available cash until they are distributed to us.

Minimum Quarterly Distribution. Common units are entitled to receive distributions from operating surplus of $0.4625 per unit per quarter, or $1.85 per unit per year, before any such distributions are paid on our subordinated units. We cannot guarantee you that we will be able to pay the minimum quarterly distribution on the common units in any quarter. We are prohibited from making any distributions to unitholders if the distributions would cause an event of default, or if an event of default is existing, under our debt agreements.

General Partner Interest and Incentive Distribution Rights. Our general partner is entitled to 2% of all distributions that we make prior to our liquidation. Our general partner has the right, but not the obligation, to contribute a proportionate amount of capital to us to maintain its 2% general partner interest. The general partner’s 2% interest in these distributions may be reduced if we issue additional units in the future and our general partner does not contribute a proportionate amount of capital to us to maintain its 2% general partner interest.

Our general partner also currently holds incentive distribution rights that entitle it to receive increasing percentages, up to a maximum of 50%, of the cash we distribute from operating surplus in excess of $0.5125 per unit. The maximum distribution of 50% includes distributions paid to the general partner on its 2% general partner interest but does not include any distributions that the general partner may receive on units that it owns.

Operating Surplus and Capital Surplus

General. All cash distributed to unitholders is characterized as either “operating surplus” or “capital surplus.” We distribute available cash from operating surplus differently than available cash from capital surplus. We treat all available cash distributed as coming from operating surplus until the sum of all available cash distributed since we began operations equals the operating surplus as of the most recent date of determination of available cash. We will treat any amount distributed in excess of operating surplus, regardless of its source, as capital surplus.

Operating Surplus. Operating surplus consists of:

•	our cash balance on September 20, 2004, which was $8.87 million; plus

•	$5.0 million (as described below); plus

•	cash receipts from our operations, including cash withdrawn from merchandise and perpetual care trusts; plus

•	working capital borrowings made after the end of a quarter but before the date of determination of operating surplus for that quarter; less

•	operating expenditures, including cash deposited in merchandise and perpetual care trusts, maintenance capital expenditures and the repayment of working capital borrowings; less

•	the amount of cash reserves for future operating expenditures and maintenance capital expenditures.

As reflected above, operating surplus includes $5.0 million in addition to our cash balance on September 20, 2004, cash receipts from our operations and cash from working capital borrowings. This amount does not reflect actual cash on hand at closing that is available for distribution to our unitholders. Rather, it is a provision that will enable us, if we choose, to distribute as operating surplus up to $5.0 million of cash we receive in the future from non-operating sources, such as asset sales outside the ordinary course of business, sales of our equity and debt securities, and long-term borrowings, that would otherwise be distributed as capital surplus.

As described above, operating surplus is reduced by the amount of our maintenance capital expenditures but not our expansion capital expenditures. For our purposes, maintenance capital expenditures are those capital expenditures required to maintain, over the long term, the operating capacity of our capital assets, and expansion capital expenditures are those capital expenditures that increase, over the long term, the operating capacity of our capital assets.

Examples of maintenance capital expenditures include costs to build roads and install sprinkler systems on our cemetery properties and purchases of equipment for those purposes and, in most instances, costs to develop new areas of our cemeteries. Examples of expansion capital expenditures include costs to identify and complete acquisitions of new cemeteries and funeral homes and to construct new funeral homes. Costs to construct mausoleum crypts and lawn crypts may be considered to be a combination of maintenance capital expenditures and expansion capital expenditures. Our general partner, with the concurrence of its conflicts committee, may allocate capital expenditures between maintenance capital expenditures and expansion capital expenditures and may determine the period over which maintenance capital expenditures will be subtracted from operating surplus.

As described above, operating surplus is reduced by the amount of our operating expenditures. Our partnership agreement specifically excludes certain items from the definition of operating expenditures, such as cash expenditures made for acquisitions or capital improvements, including, without limitation, all cash expenditures, whether or not expensed or capitalized for tax or accounting purposes, incurred during the first four years following an acquisition in order to bring the operating capacity of the acquisition to the level expected to be achieved in the projections forming the basis on which our general partner approved the acquisition. Examples of such cash expenditures include certain maintenance capital expenditures and cash expenditures that we believe are necessary to develop the pre-need sales programs of businesses or assets we acquire. Where cash expenditures are made in part for acquisitions or capital improvements and in part for other purposes, our general partner, with the concurrence of our conflicts committee, will determine the allocation between the amounts paid for each and the period over which cash expenditures made for other purposes will be subtracted from operating surplus.

Capital Surplus. Capital surplus consists of:

•	borrowings other than working capital borrowings;

•	sales of our equity and debt securities; and

•

sales or other dispositions of assets for cash (other than sales or other dispositions of excess cemetery property in an aggregate amount not to exceed $1.0 million in any four-quarter period; sales or other dispositions of inventory, accounts receivable and other current assets in the ordinary course of business; and sales or other dispositions of assets as a part of normal retirements or replacements).

The $1.0 million exception for sales of excess cemetery property may be increased by our general partner, with the concurrence of its conflicts committee, if the size of our operations increases as a result of acquisitions or other expansions.

Distributions of Available Cash from Operating Surplus

The following table illustrates the priority of distributions of available cash from operating surplus between the unitholders and our general partner during the subordination period. During the subordination period the common units will have the right to receive distributions of available cash from operating surplus in an amount equal to the minimum quarterly distribution of $0.4625 per unit, plus any arrearages in the payment of the minimum quarterly distribution on the common units from prior quarters, before any distributions of available cash from operating surplus may be made on the subordinated units. The amounts set forth in the table in the column titled “Marginal Percentage Interest in Distributions” are the percentage interests of our general partner and the unitholders in any available cash from operating surplus we distribute up to and including the corresponding amount in the column titled “Total Quarterly Distribution Target Amount,” until the available cash from operating surplus that we distribute reaches the next target distribution level, if any. The percentage interests shown for our general partner include its 2% general partner interest and assume the general partner has contributed any additional capital required to maintain its 2% general partner interest and has not transferred the incentive distribution rights.

	Total Quarterly Distribution Target Amount	Marginal Percentage Interest in Distributions
		Common Unitholders	Subordinated Unitholders	Common and Subordinated Unitholders	General Partner
Minimum Quarterly Distribution	up to $0.4625	98%	—	—	2%
Arrearages on Minimum Quarterly Distribution	up to $0.4625	98%	—	—	2%
Minimum Quarterly Distribution	up to $0.4625	—	98%	—	2%
First Target Distribution	above $0.4625 up to $0.5125	—	—	98%	2%
Second Target Distribution	above $0.5125 up to $0.5875	—	—	85%	15%
Third Target Distribution	above $0.5875 up to $0.7125	—	—	75%	25%
Thereafter	above $0.7125	—	—	50%	50%

When the subordination period ends, all remaining subordinated units will convert into common units on a one-for-one basis and will then participate, pro rata, with the other common units in distributions of available cash.

Distributions of Available Cash from Capital Surplus

We do not currently expect to make any distributions of available cash from capital surplus. However, to the extent that we make any distributions of available cash from capital surplus, they will be made in the following manner:

•

first, 98% to all unitholders, pro rata, and 2% to our general partner, until we have distributed for each common unit issued in the initial public offering an amount of available cash from capital surplus equal to the initial public offering price;

•

second, 98% to the common unitholders, pro rata, and 2% to our general partner, until we have distributed for each common unit an amount of available cash from capital surplus equal to any unpaid arrearages in payment of the minimum quarterly distribution on the common units; and

•	thereafter, we will make all distributions of available cash from capital surplus as if they were from operating surplus.

The partnership agreement treats a distribution of capital surplus as the repayment of the initial unit price from the initial public offering, which is a return of capital. The initial public offering price less any distributions of capital surplus per unit is referred to as the “unrecovered initial unit price.” Each time a distribution of capital surplus is made, the minimum quarterly distribution and the target distribution levels will be reduced in the same proportion as the corresponding reduction in the unrecovered initial unit price.

Because distributions of capital surplus will reduce the minimum quarterly distribution, after any of these distributions are made, it may be easier for the general partner to receive incentive distributions and for the subordinated units to convert into common units. Any distribution of capital surplus before the unrecovered initial unit price is reduced to zero cannot be applied, however, to the payment of the minimum quarterly distribution or any arrearages in the payment of the minimum quarterly distribution on the common units from prior quarters.

If we distribute capital surplus on a unit in an amount equal to the initial unit price and have paid all arrearages on the common units, the minimum quarterly distribution and the target distribution levels will be reduced to zero. Once the minimum quarterly distribution and target distribution levels are reduced to zero, all subsequent distributions will be from operating surplus, with 50% being paid to the holders of units and 50% to our general partner.

Subordination Period

General. During the subordination period the common units will have the right to receive distributions of available cash from operating surplus in an amount equal to the minimum quarterly distribution of $0.4625 per unit, plus any arrearages in the payment of the minimum quarterly distribution on the common units from prior quarters, before any distributions of available cash from operating surplus may be made on the subordinated units. Upon expiration of the subordination period, all subordinated units will convert into common units on a one-for-one basis and will then participate, pro rata, with the other common units in distributions of available cash, and the common units will no longer be entitled to arrearages.

Expiration of Subordination Period. The subordination period will extend until the first day of any quarter beginning after September 30, 2009 that each of the following tests are met:

•

distributions of available cash from operating surplus on each of the outstanding common units and subordinated units for the three consecutive four-quarter periods immediately preceding that date equaled or exceeded the minimum quarterly distribution;

•

the “adjusted operating surplus” (as defined below) generated during the three consecutive four-quarter periods immediately preceding that date equaled or exceeded the sum of the minimum quarterly distributions on all of the outstanding common units and subordinated units and the related distribution on the 2% general partner interest; and

•	there are no arrearages in payment of the minimum quarterly distribution on the common units.

In addition, if the unitholders remove our general partner other than for cause and units held by our general partner and its affiliates are not voted in favor of that removal:

•	the subordination period will end and each subordinated unit will immediately convert into one common unit;

•	any existing arrearages in payment of the minimum quarterly distribution on the common units will be extinguished; and

•	our general partner will have the right to convert its general partner interest and its incentive distribution rights into common units or to receive cash in exchange for those interests.

Early Conversion of Subordinated Units. If the tests for ending the subordination period are satisfied for any three consecutive four-quarter periods ending on or after September 30, 2007, 25% of the subordinated units issued in connection with our initial public offering will convert into an equal number of common units. Similarly, if those tests are also satisfied for any three consecutive four-quarter periods ending on or after September 30, 2008, an additional 25% of the subordinated units issued in connection with our initial public offering will convert into an equal number of common units. The second early conversion of subordinated units may not occur, however, until at least one year following the end of the period for the first early conversion of subordinated units.

Adjusted Operating Surplus. Adjusted operating surplus is a measure that we use to determine the operating surplus that is actually earned in a test period by excluding items from prior periods that affect operating surplus in the test period. Adjusted operating surplus consists of:

•	operating surplus generated with respect to that period; less

•	any net increase in working capital borrowings with respect to that period but only to the extent that outstanding working capital borrowings exceed $5.0 million as a result of such increase; less

•	any net decrease in cash reserves for operating expenditures with respect to that period not relating to an operating expenditure made with respect to that period; less

•

the amount, if any, by which the aggregate principal amount withdrawn from merchandise trusts with respect to that period exceeds the aggregate amount deposited into merchandise trusts with respect to that period; plus

•

any net decrease in working capital borrowings with respect to that period but only to the extent that such decrease would reduce outstanding working capital borrowings to an amount not less than $5.0 million; plus

•	any net increase in cash reserves for operating expenditures with respect to that period required by any debt instrument for the repayment of principal, interest or premium; plus

•

the amount, if any, by which the aggregate amount deposited into merchandise trusts with respect to that period exceeds the aggregate principal amount withdrawn from merchandise trusts with respect to that period.

The limitations on the effect of net increases and net decreases in working capital borrowings set forth in the second and fifth bullet points above became inoperative and had no further effect with respect to any period ending after September 30, 2006.

Adjustment of Minimum Quarterly Distribution and Target Distribution Levels

In addition to adjusting the minimum quarterly distribution and target distribution levels to reflect a distribution of capital surplus, if we combine our units into fewer units or subdivide our units into a greater number of units, we will proportionately adjust:

•	the minimum quarterly distribution;

•	the target distribution levels;

•	the unrecovered initial unit price;

•	the number of common units issuable during the subordination period without a unitholder vote; and

•	the number of common units into which a subordinated unit is convertible.

For example, if a two-for-one split of the common units should occur, the minimum quarterly distribution, the target distribution levels and the unrecovered initial unit price would each be reduced to 50% of its initial level, the number of common units issuable during the subordination period without a unitholder vote would double and each subordinated unit would be convertible into two common units. We will not make any adjustment by reason of the issuance of additional units for cash or property.

In addition, if legislation is enacted or if existing law is modified or interpreted in a manner that causes us to become taxable as a corporation or otherwise subject to taxation as an entity for federal, state or local income tax purposes, we will reduce the minimum quarterly distribution and the target distribution levels for each quarter by multiplying each distribution level by a fraction, the numerator of which is available cash for that quarter and the denominator of which is the sum of available cash for that quarter plus our general partner’s estimate of our aggregate liability for the income taxes payable by reason of that legislation or interpretation. To the extent that the actual tax liability differs from the estimated tax liability for any quarter, the difference will be accounted for in subsequent quarters.

Distributions of Cash Upon Liquidation

If we dissolve in accordance with the partnership agreement, we will sell or otherwise dispose of our assets in a process called liquidation. We will first apply the proceeds of liquidation to the payment of our creditors. We will distribute any remaining proceeds to the unitholders and our general partner, in accordance with their respective capital account balances, as adjusted to reflect any taxable gain or loss upon the sale or other disposition of our assets in liquidation.

The allocations of taxable gain upon liquidation are intended, to the extent possible, to allow the holders of common units to receive proceeds equal to their unrecovered initial unit price plus the minimum quarterly distribution for the quarter during which liquidation occurs plus any arrearages in the payment of the minimum quarterly distribution on the common units from prior quarters prior to any allocation of gain to the common units. There may not be sufficient taxable gain upon our liquidation to enable the holders of common units to fully recover all of these amounts, even though there may be cash available for distribution to the holders of subordinated units. Any additional taxable gain will be allocated in a manner intended to allow our general partner to receive proceeds in respect of its incentive distribution rights.

If there are losses upon liquidation, they will first be allocated to the subordinated units and the general partner interest until the capital accounts of the subordinated units have been reduced to zero and then to the common units and the general partner interest until the capital accounts of the common units have been reduced to zero. Any remaining loss will be allocated to the general partner interest.

MATERIAL TAX CONSIDERATIONS

This section is a summary of the material tax considerations that may be relevant to prospective unitholders who are individual citizens or residents of the United States and, unless otherwise noted in the following discussion, is the opinion of Vinson & Elkins L.L.P., counsel to our general partner and us, insofar as it relates to legal conclusions with respect to matters of United States federal income tax law. This section is based upon current provisions of the Internal Revenue Code, existing and proposed regulations and current administrative rulings and court decisions, all of which are subject to change. Later changes in these authorities may cause the tax consequences to vary substantially from the consequences described below. Unless the context otherwise requires, references in this section to “us” or “we” are references to StoneMor Partners L.P. and the operating company.

The following discussion does not comment on all federal income tax matters affecting us or the unitholders. Furthermore, this section focuses on unitholders who are individual citizens or residents of the United States and has only limited application to corporations, estates, trusts, non-resident aliens or other unitholders subject to specialized tax treatment, such as tax-exempt institutions, foreign persons, individual retirement accounts (IRAs), real estate investment trusts (REITs) or mutual funds. Accordingly, we urge each prospective unitholder to consult, and depend on, his own tax advisor in analyzing the federal, state, local and foreign tax consequences particular to him of the ownership or disposition of common units.

All statements as to matters of law and legal conclusions, but not as to factual matters, contained in this section, unless otherwise noted, are the opinion of Vinson & Elkins L.L.P. and are based on the accuracy of the representations made by us.

No ruling has been or will be requested from the IRS regarding any matter affecting us or prospective unitholders. Instead, we will rely on opinions and advice of Vinson & Elkins L.L.P. Unlike a ruling, an opinion of counsel represents only that counsel’s best legal judgment and does not bind the IRS or the courts. Accordingly, the opinions and statements made herein may not be sustained by a court if contested by the IRS. Any contest of this sort with the IRS may materially and adversely impact the market for the common units and the prices at which common units trade. In addition, the costs of any contest with the IRS, principally legal, accounting and related fees, will result in a reduction in cash available for distribution to our unitholders and our general partner and thus will be borne indirectly by our unitholders and our general partner. Furthermore, the tax treatment of us, or of an investment in us, may be significantly modified by future legislative or administrative changes or court decisions. Any modifications may or may not be retroactively applied.

For the reasons described below, Vinson & Elkins L.L.P. has not rendered an opinion with respect to the following specific federal income tax issues: (1) the treatment of a unitholder whose common units are loaned to a short seller to cover a short sale of common units (please read “—Tax Consequences of Unit Ownership—Treatment of Short Sales”); (2) whether our monthly convention for allocating taxable income and losses is permitted by existing Treasury Regulations (please read “—Disposition of Common Units—Allocations Between Transferors and Transferees”); and (3) whether our method for depreciating Section 743 adjustments is sustainable in certain cases (please read “—Tax Consequences of Unit Ownership—Section 754 Election”).

Partnership Status

A partnership is not a taxable entity and incurs no federal income tax liability. Instead, each partner of a partnership is required to take into account his share of items of income, gain, loss and deduction of the partnership in computing his federal income tax liability, regardless of whether cash distributions are made to him by the partnership.

Distributions by a partnership to a partner are generally not taxable to the partner unless the amount of cash distributed to him is in excess of his adjusted basis in his partnership interest.

Section 7704 of the Internal Revenue Code provides that publicly traded partnerships will, as a general rule, be taxed as corporations. However, an exception, referred to as the “Qualifying Income Exception,” exists with respect to publicly traded partnerships of which 90% or more of the gross income for every taxable year consists of “qualifying income.” Qualifying income includes income and gains derived from the sale of real property, whether unimproved or improved with installed burial vaults and marker foundations, including burial lots, lawn crypts and mausoleum crypts conveyed by perpetual easements. Other types of qualifying income include interest (other than from a financial business), dividends and gains from the sale or other disposition of capital assets held for the production of income that otherwise constitutes qualifying income. We estimate that less than 8% of the current gross income of StoneMor Partners L.P. is not qualifying income; however, this estimate could change from time to time. Based upon and subject to this estimate, the factual representations made by us and the general partner and a review of the applicable legal authorities, Vinson & Elkins L.L.P. is of the opinion that at least 90% of the current gross income of StoneMor Partners L.P. constitutes qualifying income. These estimates reflect that the qualifying income amounts include dividends from our subsidiaries that are subject to corporate-level tax.

No ruling has been or will be sought from the IRS and the IRS has made no determination as to our status for federal income tax purposes or whether our operations generate “qualifying income” under Section 7704 of the Internal Revenue Code. Instead, we will rely on the opinion of Vinson & Elkins L.L.P. on such matters. It is the opinion of Vinson & Elkins L.L.P. that, based upon the Internal Revenue Code, its regulations, published revenue rulings and court decisions and the representations set forth below, StoneMor Operating LLC is a disregarded entity and StoneMor Partners L.P. will be classified as a partnership for federal income tax purposes.

In rendering its opinion, Vinson & Elkins L.L.P. has relied on factual representations made by us and the general partner and the assumption that StoneMor Partners L.P. will continually comply with such representations. The representations made by us and our general partner upon which counsel has relied are:

(1)	Neither we nor the operating company has elected or will elect to be treated as a corporation;

(2)	For each taxable year, more than 90% of the gross income of StoneMor Partners L.P. will be income that Vinson & Elkins L.L.P. has opined is “qualifying income” within the meaning of Section 7704(d) of the Internal Revenue Code;

(3)	All sales of burial lots, whether improved or unimproved, will be pursuant to contracts substantially in the form reviewed by Vinson & Elkins L.L.P.; and

(4)	Burial vaults, marker foundations and mausoleum crypts are effectively permanently attached to the ground, are not intended to be moved and would likely sustain not insubstantial damage if moved.

If at the end of any year we fail to meet the Qualifying Income Exception, two results are possible:

First, if the failure is determined by the IRS to be inadvertent and it is cured within a reasonable time after discovery, the IRS may require us to make adjustments with respect to our unitholders or pay other amounts.

Second, if the failure is not determined by the IRS to be inadvertent, we will be treated on the first day of the year in which we fail to meet the Qualifying Income Exception as if we had transferred all of our assets, subject to liabilities, to a newly formed corporation in return for stock in that corporation and then distributed that stock to the unitholders in liquidation of their interests in us. This deemed contribution and liquidation should be tax-free to unitholders and us so long as we, at that time, do not have liabilities in excess of the tax basis of our assets. Thereafter, we would be treated as a corporation for federal income tax purposes.

If we were taxable as a corporation in any taxable year, either as a result of a failure to meet the Qualifying Income Exception or otherwise, our items of income, gain, loss and deduction would be reflected only on our tax return rather than being passed through to the unitholders, and our net income would be taxed to us at corporate rates. In addition, any distribution made to a unitholder would be treated as either taxable dividend income, to the extent of our current or accumulated earnings and profits, or, in the absence of earnings and profits, a nontaxable return of capital, to the extent of the unitholder’s tax basis in his common units, or taxable capital gain, after the unitholder’s tax basis in his common units is reduced to zero. Accordingly, taxation as a corporation would result in a material reduction in a unitholder’s cash flow and after-tax return and thus would likely result in a substantial reduction of the value of the units.

The discussion below is based on Vinson & Elkins L.L.P.’s opinion that StoneMor Partners L.P. will be classified as a partnership for federal income tax purposes.

Limited Partner Status

Unitholders who have become limited partners of StoneMor Partners L.P. will be treated as partners of StoneMor Partners L.P. for federal income tax purposes. Also:

(1)	assignees who have executed and delivered transfer applications, and are awaiting admission as limited partners, and

(2)	unitholders whose common units are held in street name or by a nominee and who have the right to direct the nominee in the exercise of all substantive rights attendant to the ownership of their common units, will be treated as partners of StoneMor Partners L.P. for federal income tax purposes.

As there is no direct authority addressing the federal tax treatment of assignees of common units who are entitled to execute and deliver transfer applications and thereby become entitled to direct the exercise of attendant rights, but who fail to execute and deliver transfer applications, the opinion of Vinson & Elkins L.L.P. does not extend to these persons. Furthermore, a purchaser or other transferee of common units who does not execute and deliver a transfer application may not receive some federal income tax information or reports furnished to record holders of common units unless the common units are held in a nominee or street name account and the nominee or broker has executed and delivered a transfer application for those common units.

A beneficial owner of common units whose units have been transferred to a short seller to complete a short sale would appear to lose his status as a partner with respect to those units for federal income tax purposes. Please read “—Tax Consequences of Unit Ownership—Treatment of Short Sales.”

Income, gain, deductions or losses would not appear to be reportable by a unitholder who is not a partner for federal income tax purposes, and any cash distributions received by a unitholder who is not a partner for federal income tax purposes would therefore appear to be fully taxable as ordinary income. These holders are urged to consult their own tax advisors with respect to their status as partners in StoneMor Partners L.P. for federal income tax purposes.

Tax Consequences of Unit Ownership

Flow-Through of Taxable Income. We will not pay any federal income tax. Instead, each unitholder will be required to report on his income tax return his share of our income, gains, losses and deductions without regard to whether corresponding cash distributions are received by him. Consequently, we may allocate income to a unitholder even if he has not received a cash distribution. Each unitholder will be required to include in income his allocable share of our income, gains, losses and deductions for our taxable year ending with or within his taxable year. Our taxable year ends on December 31.

Treatment of Distributions. Distributions made by us to a unitholder generally will not be taxable to the unitholder for federal income tax purposes, except to the extent the amount of any such distribution exceeds his tax basis in his common units immediately before the distribution. Cash distributions made by us to a unitholder in excess of his tax basis in his common units generally will be considered to be gain from the sale or exchange of the common units, taxable in accordance with the rules described under “—Disposition of Common Units” below.

Any reduction in a unitholder’s share of our liabilities for which no partner, including the general partner, bears the economic risk of loss, known as “nonrecourse liabilities,” will be treated as a distribution of cash to that unitholder. To the extent that cash distributions made by us cause a unitholder’s “at risk” amount to be less than zero at the end of any taxable year, he must recapture any losses deducted in previous years. Please read “—Limitations on Deductibility of Losses.” A decrease in a unitholder’s percentage interest in us because of our issuance of additional common units will decrease his share of our nonrecourse liabilities, and thus will result in a corresponding deemed distribution of cash, which may constitute a non-pro rata distribution.

A non-pro rata distribution of money or property may result in ordinary income to a unitholder, regardless of his tax basis in his common units, if the distribution reduces the unitholder’s share of our “unrealized receivables,” including depreciation recapture, and/or substantially appreciated “inventory items,” both as defined in the Internal Revenue Code, and collectively, “Section 751 Assets.” To that extent, he will be treated as having been distributed his proportionate share of the Section 751 Assets and having exchanged those assets with us in return for the non-pro rata portion of the actual distribution made to him. This latter deemed exchange will generally result in the unitholder’s realization of ordinary income, which will equal the excess of (1) the non-pro rata portion of that distribution over (2) the unitholder’s tax basis for the share of Section 751 Assets deemed relinquished in the exchange.

Basis of Common Units. A unitholder’s initial tax basis for his common units will be the amount he paid for the common units plus his share of our nonrecourse liabilities. That basis will be increased by his share of our income and by any increases in his share of our nonrecourse liabilities. That basis will be decreased, but not below zero, by distributions from us, by the unitholder’s share of our losses, by any decreases in his share of our nonrecourse liabilities and by his share of our expenditures that are not deductible in computing taxable income and are not required to be capitalized. A unitholder will have no share of our debt that is recourse to our general partner, but will have a share, generally based on his share of profits, of our nonrecourse liabilities. Please read “—Disposition of Common Units—Recognition of Gain or Loss.”

Limitations on Deductibility of Losses. The deduction by a unitholder of his share of our losses will be limited to the tax basis in his units and in the case of an individual unitholder or a corporate unitholder, if more than 50% of the value of its stock is owned directly or indirectly by or for five or fewer individuals or certain tax-exempt organizations, to the amount for which the unitholder is considered to be “at risk” with respect to our activities if that is less than his tax basis. A unitholder must recapture losses deducted in previous years to the extent that distributions cause his at-risk amount to be less than zero at the end of any taxable year.

Losses disallowed to a unitholder or recaptured as a result of these limitations will carry forward and will be allowable to the extent that his tax basis or at-risk amount, whichever is the limiting factor, is subsequently increased. Upon the taxable disposition of a unit, any gain recognized by a unitholder can be offset by losses that were previously suspended by the at risk limitation but may not be offset by losses suspended by the basis limitation. Any excess loss above that gain previously suspended by the at risk or basis limitations is no longer utilizable.

In general, a unitholder will be at risk to the extent of the tax basis of his units, excluding any portion of that basis attributable to his share of our nonrecourse liabilities, reduced by (i) any portion of that basis representing amounts otherwise protected against loss because of a guarantee, stop loss agreement or other similar arrangement and (ii) any amount of money he borrows to acquire or hold his units, if the lender of those borrowed funds owns an interest in us, is related to the unitholder or can look only to the units for repayment. A unitholder’s at risk amount will increase or decrease as the tax basis of the unitholder’s units increases or decreases, other than tax basis increases or decreases attributable to increases or decreases in his share of our nonrecourse liabilities.

The passive loss limitations generally provide that individuals, estates, trusts and some closely-held corporations and personal service corporations can deduct losses from passive activities, which are generally trade or business activities in which the taxpayer does not materially participate, only to the extent of the taxpayer’s income from those passive activities. The passive loss limitations are applied separately with respect to each publicly traded partnership. Consequently, any passive losses we generate will only be available to offset our passive income generated in the future and will not be available to offset income from other passive activities or investments, including our investments or investments in other publicly traded partnerships, or salary or active business income. Passive losses that are not deductible because they exceed a unitholder’s share of income we generate may be deducted in full when he disposes of his entire investment in us in a fully taxable transaction with an unrelated party. The passive loss limitations are applied after other applicable limitations on deductions, including the at risk rules and the basis limitation.

A unitholder’s share of our net income may be offset by any of our suspended passive losses, but it may not be offset by any other current or carryover losses from other passive activities, including those attributable to other publicly traded partnerships.

Limitations on Interest Deductions. The deductibility of a non-corporate taxpayer’s “investment interest expense” is generally limited to the amount of that taxpayer’s “net investment income.” Investment interest expense includes:

•	interest on indebtedness properly allocable to property held for investment;

•	our interest expense attributable to portfolio income; and

•	the portion of interest expense incurred to purchase or carry an interest in a passive activity to the extent attributable to portfolio income.

The computation of a unitholder’s investment interest expense will take into account interest on any margin account borrowing or other loan incurred to purchase or carry a unit. Net investment income includes gross income from property held for investment and amounts treated as portfolio income under the passive loss rules, less deductible expenses, other than interest, directly connected with the production of investment income, but generally does not include gains attributable to the disposition of property held for investment. The IRS has indicated that net passive income earned by a publicly traded partnership will be treated as investment income to its unitholders. In addition, the unitholder’s share of our portfolio income will be treated as investment income.

Entity-Level Collections. If we are required or elect under applicable law to pay any federal, state, local or foreign income tax on behalf of any unitholder or the general partner or any former unitholder, we are authorized to pay those taxes from our funds. That payment, if made, will be treated as a distribution of cash to the unitholder on whose behalf the payment was made. If the payment is made on behalf of a unitholder whose identity cannot be determined, we are authorized to treat the payment as a distribution to all current unitholders. We are authorized to amend the partnership agreement in the manner necessary to maintain uniformity of intrinsic tax characteristics of units and to adjust later distributions, so that after giving effect to these distributions, the priority and characterization of distributions otherwise applicable under the partnership agreement is maintained as nearly as is practicable. Payments by us as described above could give rise to an overpayment of tax on behalf of an individual unitholder in which event the unitholder would be required to file a claim in order to obtain a credit or refund.

Allocation of Income, Gain, Loss and Deduction. In general, if we have a net profit, our items of income, gain, loss and deduction will be allocated among the general partner and the unitholders in accordance with their percentage interests in us. At any time that distributions are made to the common units in excess of distributions to the subordinated units, or incentive distributions are made to the general partner, gross income will be allocated to the recipients to the extent of these distributions. If we have a net loss for the entire year, that loss will be allocated first to the general partner and the unitholders in accordance with their percentage interests in us to the extent of their positive capital accounts and second to our general partner.

Specified items of our income, gain, loss and deduction will be allocated to account for the difference between the tax basis and fair market value of our assets at the time of an offering, referred to in this discussion as “Contributed Property.” The effect of these allocations, referred to as “Section 704(c) Allocations,” to a unitholder purchasing common units in this offering will be essentially the same as if the tax basis of our assets were equal to their fair market value at the time of this offering. In the event we issue additional common units or engage in certain other transactions in the future reverse Section 704(c) allocations, similar to the Section 704(c) Allocations described above, will be made to all holders of partnership interests, including purchasers of common units in this offering, to account for the difference between the “book” basis for purposes of maintaining capital accounts and the fair market value of all property held by us at the time of the future transaction. In addition, items of recapture income will be allocated to the extent possible to the unitholder who was allocated the deduction giving rise to the treatment of that gain as recapture income in order to minimize the recognition of ordinary income by other unitholders. Finally, although we do not expect that our operations will result in the creation of negative capital accounts, if negative capital accounts nevertheless result, items of our income and gain will be allocated in an amount and manner to eliminate the negative balance as quickly as possible.

An allocation of items of our income, gain, loss or deduction, other than an allocation required by the Internal Revenue Code to eliminate the difference between a partner’s “book” capital account, credited with the fair market value of Contributed Property, and “tax” capital account, credited with the tax basis of Contributed Property, referred to in this discussion as the “Book-Tax Disparity,” will generally be given effect for federal income tax purposes in determining a partner’s share of an item of income, gain, loss or deduction only if the allocation has substantial economic effect. In any other case, a partner’s share of an item will be determined on the basis of his interest in us, which will be determined by taking into account all the facts and circumstances, including:

•	his relative contributions to us;

•	the interests of all the partners in profits and losses;

•	the interest of all the partners in cash flow; and

•	the rights of all the partners to distributions of capital upon liquidation.

Vinson & Elkins L.L.P. is of the opinion that, with the exception of the issues described in “—Section 754 Election” and “Disposition of Common Units—Allocations Between Transferors and Transferees,” allocations under our partnership agreement will be given effect for federal income tax purposes in determining a unitholder’s share of an item of income, gain, loss or deduction.

Treatment of Short Sales. A unitholder whose units are loaned to a “short seller” to cover a short sale of units may be considered as having disposed of those units. If so, he would no longer be treated for tax purposes as a partner with respect to those units during the period of the loan and may recognize gain or loss from the disposition. As a result, during this period:

•	any of our income, gain, loss or deduction with respect to those units would not be reportable by the unitholder;

•	any cash distributions received by the unitholder as to those units would be fully taxable; and

•	all of these distributions would appear to be ordinary income.

Vinson & Elkins L.L.P. has not rendered an opinion regarding the treatment of a unitholder where common units are loaned to a short seller to cover a short sale of common units; therefore, unitholders desiring to assure their status as partners and avoid the risk of gain recognition from a loan to a short seller are urged to modify any applicable brokerage account agreements to prohibit their brokers from borrowing their units. The IRS has announced that it is actively studying issues relating to the tax treatment of short sales of partnership interests. Please also read “—Disposition of Common Units—Recognition of Gain or Loss.”

Alternative Minimum Tax. Each unitholder will be required to take into account his distributive share of any items of our income, gain, loss or deduction for purposes of the alternative minimum tax. The current minimum tax rate for noncorporate taxpayers is 26% on the first $175,000 of alternative minimum taxable income in excess of the exemption amount and 28% on any additional alternative minimum taxable income. Prospective unitholders are urged to consult with their tax advisors as to the impact of an investment in units on their liability for the alternative minimum tax.

Tax Rates. In general, the highest effective United States federal income tax rate for individuals is currently 35% and the maximum United States federal income tax rate for net capital gains of an individual is currently 15% if the asset disposed of was held for more than 12 months at the time of disposition.

Section 754 Election. We have made the election permitted by Section 754 of the Internal Revenue Code. That election is irrevocable without the consent of the IRS. The election will generally permit us to adjust a common unit purchaser’s tax basis in our assets (“inside basis”) under Section 743(b) of the Internal Revenue Code to reflect his purchase price. The Section 743(b) adjustment does not apply to a person who purchases common units directly from us and it belongs only to the purchaser and not to other unitholders. Please also read, however, “—Tax Consequences of Unit Ownership—Allocation of Income, Gain, Loss and Deduction.” For purposes of this discussion, a unitholder’s inside basis in our assets will be considered to have two components: (1) his share of our tax basis in our assets (“common basis”) and (2) his Section 743(b) adjustment to that basis.

Where the remedial allocation method is adopted (which we generally adopt as to our properties), the Treasury Regulations under Section 743 of the Internal Revenue Code require that portion of the Section 743(b) adjustment that is attributable to the amount of Section 704(c) built-in gain on recovery property under Section 168 of the Internal Revenue Code to be depreciated over the remaining cost recovery period for the Section 704(c) built-in gain. However, with respect to certain Contributed Property, other Treasury Regulations provide for results that are inconsistent with this approach. If we elect a method other than the remedial method with respect to a goodwill property, Treasury Regulation Section 1.197-2(g)(3) generally requires that the entire Section 743(b) adjustment attributable to an amortizable Section 197 intangible, which includes goodwill properties, should be treated as a newly-acquired asset placed in service in the month when the purchaser acquires the common unit. Under Treasury Regulation Section 1.167(c)-1(a)(6), the entire amount of any Section 743(b) adjustment attributable to property subject to depreciation under Section 167 of the Internal Revenue Code, rather than cost recovery deductions under Section 168, is generally required to be depreciated using either the straight-line method or the 150% declining balance method. The depreciation and amortization methods and useful lives associated with the Section 743(b) adjustment, therefore, may differ from the methods and useful lives generally used to depreciate the inside basis in such properties. Under our partnership agreement, our general partner is authorized to take a position to preserve the uniformity of units even if that position is not consistent with these and any other Treasury Regulations. If we elect a method other than the remedial method with respect to a goodwill property, such property is not amortizable. Please read “—Uniformity of Units.”

Although Vinson & Elkins L.L.P. is unable to opine as to the validity of our approach because there is no direct or indirect controlling authority on this issue, we intend to depreciate the portion of a Section 743(b) adjustment attributable to unrealized appreciation in the value of Contributed Property, to the extent of any unamortized Book-Tax Disparity, using a rate of depreciation or amortization derived from the depreciation or amortization method and useful life applied to the Section 704(c) built-in gain, or treat that portion as non-amortizable to the extent attributable to property the common basis of which is not amortizable. This method is consistent with the methods employed by other publicly traded partnerships but is arguably inconsistent with Treasury Regulation Section 1.167(c)-1(a)(6), which is not expected to directly apply to a material portion of our assets, and Treasury Regulation Section 1.197-2(g)(3). To the extent this Section 743(b) adjustment is attributable to appreciation in value in excess of the unamortized Book-Tax Disparity, we will apply the rules described in the Treasury Regulations and legislative history. If we determine that this position cannot reasonably be taken, we may take a depreciation or amortization position under which all purchasers acquiring units in the same month would receive depreciation or amortization, whether attributable to common basis or a Section 743(b) adjustment, based upon the same applicable rate as if they had purchased a direct interest in our assets. This kind of aggregate approach may result in lower annual depreciation or amortization deductions than would otherwise be allowable to some unitholders. Please read “—Uniformity of Units.” A unitholder’s tax basis for his common units is reduced by his share of our deductions (whether or not such deductions were claimed on an individual’s income tax return) so that any position we take that understates deductions will overstate the common unitholder’s basis in his common units, which may cause the unitholder to understate gain or overstate loss on any sale of such units. Please read “—Disposition of Common Units—Recognition of Gain or Loss.” The IRS may challenge our position with respect to depreciating or amortizing the Section 743(b) adjustment we take to preserve the uniformity of the units. If such a challenge were sustained, the gain from the sale of units might be increased without the benefit of additional deductions.

A Section 754 election is advantageous if the transferee’s tax basis in his units is higher than the units’ share of the aggregate tax basis of our assets immediately prior to the transfer. In that case, as a result of the election, the transferee would have, among other items, a greater amount of depreciation and depletion deductions and his share of any gain or loss on a sale of our assets would be less. Conversely, a Section 754 election is disadvantageous if the transferee’s tax basis in his units is lower than those units’ share of the aggregate tax basis of our assets immediately prior to the transfer. Thus, the fair market value of the units may be affected either favorably or unfavorably by the election. A basis adjustment is required regardless of whether a Section 754 election is made in the case of a transfer of an interest in us if we have a substantial built–in loss immediately after the transfer, or if we distribute property and have a substantial basis reduction. Generally a built–in loss or a basis reduction is substantial if it exceeds $250,000.

The calculations involved in the Section 754 election are complex and will be made on the basis of assumptions as to the value of our assets and other matters. For example, the allocation of the Section 743(b) adjustment among our assets must be made in accordance with the Internal Revenue Code. The IRS could seek to reallocate some or all of any Section 743(b) adjustment allocated by us to our tangible assets to goodwill instead. Goodwill, as an intangible asset, is generally nonamortizable or amortizable over a longer period of time or under a less accelerated method than our tangible assets. We cannot assure you that the determinations we make will not be successfully challenged by the IRS and that the deductions resulting from them will not be reduced or disallowed altogether. Should the IRS require a different basis adjustment to be made, and should, in our opinion, the expense of compliance exceed the benefit of the election, we may seek permission from the IRS to revoke our Section 754 election. If permission is granted, a subsequent purchaser of units may be allocated more income than he would have been allocated had the election not been revoked.

Tax Treatment of Operations

Accounting Method and Taxable Year. We use the year ending December 31 as our taxable year and the accrual method of accounting for federal income tax purposes. Each unitholder will be required to include in income his share of our income, gain, loss and deduction for our taxable year ending within or with his taxable year. In addition, a unitholder who has a taxable year ending on a date other than December 31 and who disposes of all of his units following the close of our taxable year but before the close of his taxable year must include his share of our income, gain, loss and deduction in income for his taxable year. Thus, such a unitholder will be required to include in income for his taxable year his share of more than one year of our income, gain, loss and deduction. Please read “—Disposition of Common Units—Allocations Between Transferors and Transferees.”

Initial Tax Basis, Depreciation and Amortization. The tax basis of our assets will be used for purposes of computing depreciation and cost recovery deductions and, ultimately, gain or loss on the disposition of these assets. The federal income tax burden associated with the difference between the fair market value of our assets and their tax basis immediately prior to an offering will be borne by our partners holding interests in us prior to the offering. Please read “—Tax Consequences of Unit Ownership—Allocation of Income, Gain, Loss and Deduction.”

To the extent allowable, we may elect to use the depreciation and cost recovery methods that will result in the largest deductions being taken in the early years after assets are placed in service. Because our general partner may determine not to adopt the remedial method of allocation with respect to any difference between the tax basis and the fair market value of goodwill immediately prior to this or any future offering, we may not be entitled to any amortization deductions with respect to any goodwill properties conveyed to us on formation or held by us at the time of any future offering. Please read “—Uniformity of Units.” Property we subsequently acquire or construct may be depreciated using accelerated methods permitted by the Internal Revenue Code.

If we dispose of depreciable property by sale, foreclosure, or otherwise, all or a portion of any gain, determined by reference to the amount of depreciation previously deducted and the nature of the property, may be subject to the recapture rules and taxed as ordinary income rather than capital gain. Similarly, a partner who has taken cost recovery or depreciation deductions with respect to property we own will likely be required to recapture some or all of those deductions as ordinary income upon a sale of his interest in us. Please read “—Tax Consequences of Unit Ownership—Allocation of Income, Gain, Loss and Deduction” and “—Disposition of Common Units—Recognition of Gain or Loss.”

The costs incurred in selling our units in our initial public offering and in this offering, to the extent that we will bear such costs (called “syndication expenses”), must be capitalized and cannot be deducted currently, ratably or upon our termination. There are uncertainties regarding the classification of costs as organization expenses, which we may amortize, and as syndication expenses, which we may not amortize. The underwriting discounts and commissions we incur will be treated as syndication expenses.

Valuation and Tax Basis of Our Properties. The federal income tax consequences of the ownership and disposition of units will depend in part on our estimates of the relative fair market values, and the initial tax bases, of our assets. Although we may from time to time consult with professional appraisers regarding valuation matters, we have made and will make many of the relative fair market value estimates ourselves. These estimates of basis are subject to challenge and will not be binding on the IRS or the courts. If the estimates of fair market value or basis are later found to be incorrect, the character and amount of items of income, gain, loss or deductions previously reported by unitholders might change, and unitholders might be required to adjust their tax liability for prior years and incur interest and penalties with respect to those adjustments.

Disposition of Common Units

Recognition of Gain or Loss. Gain or loss will be recognized on a sale of units equal to the difference between the amount realized and the unitholder’s tax basis for the units sold. A unitholder’s amount realized will be measured by the sum of the cash or the fair market value of other property he receives plus his share of our nonrecourse liabilities. Because the amount realized includes a unitholder’s share of our nonrecourse liabilities, the gain recognized on the sale of units could result in a tax liability in excess of any cash received from the sale.

Prior distributions from us in excess of cumulative net taxable income for a common unit that decreased a unitholder’s tax basis in that common unit will, in effect, become taxable income if the common unit is sold at a price greater than the unitholder’s tax basis in that common unit, even if the price received is less than his original cost.

Except as noted below, gain or loss recognized by a unitholder, other than a “dealer” in units, on the sale or exchange of a unit held for more than one year will generally be taxable as capital gain or loss. Capital gain recognized by an individual on the sale of units held more than twelve months will generally be taxed at a maximum rate of 15%. However, a portion of this gain or loss, which will likely be substantial, will be separately computed and taxed as ordinary income or loss under Section 751 of the Internal Revenue Code to the extent attributable to assets giving rise to depreciation recapture or other “unrealized receivables” or to “inventory items” we own. The term “unrealized receivables” includes potential recapture items, including depreciation recapture.

Ordinary income attributable to unrealized receivables, inventory items and depreciation recapture may exceed net taxable gain realized upon the sale of a unit and may be recognized even if there is a net taxable loss realized on the sale of a unit. Thus, a unitholder may recognize both ordinary income and a capital loss upon a sale of units. Net capital loss may offset capital gains and no more than $3,000 of ordinary income, in the case of individuals, and may only be used to offset capital gain in the case of corporations.

The IRS has ruled that a partner who acquires interests in a partnership in separate transactions must combine those interests and maintain a single adjusted tax basis for all those interests. Upon a sale or other disposition of less than all of those interests, a portion of that tax basis must be allocated to the interests sold using an “equitable apportionment” method, which generally means that the tax basis allocated to the interest sold equals an amount that bears the same relation to the partner’s tax basis in his entire interest in the partnership as the value of the interest sold bears to the value of the partner’s entire interest in the partnership. Treasury Regulations under Section 1223 of the Internal Revenue Code allow a selling unitholder who can identify common units transferred with an ascertainable holding period to elect to use the actual holding period of the common units transferred. Thus, according to the ruling, a common unitholder will be unable to select high or low basis common units to sell as would be the case with corporate stock, but, according to the regulations, may designate specific common units sold for purposes of determining the holding period of units transferred.

A unitholder electing to use the actual holding period of common units transferred must consistently use that identification method for all subsequent sales or exchanges of common units. A unitholder considering the purchase of additional units or a sale of common units purchased in separate transactions is urged to consult his tax advisor as to the possible consequences of this ruling and application of the Treasury Regulations.

Specific provisions of the Internal Revenue Code affect the taxation of some financial products and securities, including partnership interests, by treating a taxpayer as having sold an “appreciated” partnership interest, one in which gain would be recognized if it were sold, assigned or terminated at its fair market value, if the taxpayer or related persons enter(s) into:

•	a short sale;

•	an offsetting notional principal contract; or

•	a futures or forward contract with respect to the partnership interest or substantially identical property.

Moreover, if a taxpayer has previously entered into a short sale, an offsetting notional principal contract or a futures or forward contract with respect to the partnership interest, the taxpayer will be treated as having sold that position if the taxpayer or a related person then acquires the partnership interest or substantially identical property. The Secretary of the Treasury is also authorized to issue regulations that treat a taxpayer that enters into transactions or positions that have substantially the same effect as the preceding transactions as having constructively sold the financial position.

Allocations Between Transferors and Transferees. In general, our taxable income and losses will be determined annually and will be prorated on a monthly basis. Then the income and losses will be apportioned among the unitholders in proportion to the number of units owned by each of them as of the opening of the applicable exchange on the first business day of the month (the “Allocation Date”). However, gain or loss realized on a sale or other disposition of our assets other than in the ordinary course of business will be allocated among the unitholders on the Allocation Date in the month in which that gain or loss is recognized. As a result, a unitholder transferring units may be allocated income, gain, loss and deduction realized after the date of transfer.

The use of this method may not be permitted under existing Treasury Regulations. Accordingly, Vinson & Elkins L.L.P. is unable to opine on the validity of this method of allocating income and deductions between transferor and transferee unitholders. If this method is not allowed under the Treasury Regulations, or only applies to transfers of less than all of the unitholder’s interest, our taxable income or losses might be reallocated among the unitholders. We are authorized to revise our method of allocation between transferor and transferee unitholders, as well as unitholders whose interests vary during a taxable year, to conform to a method permitted under future Treasury Regulations.

A unitholder who owns units at any time during a quarter and who disposes of them prior to the record date set for a cash distribution for that quarter will be allocated items of our income, gain, loss and deductions attributable to that quarter but will not be entitled to receive that cash distribution.

Notification Requirements. A unitholder who sells any of his units is generally required to notify us in writing of that sale within 30 days after the sale (or, if earlier, January 15 of the year following the sale). A purchaser of units who purchases units from another unitholder is also generally required to notify us in writing of that purchase within 30 days after the purchase. Upon receiving such notifications, we are required to notify the IRS of that transaction and to furnish specified information to the transferor and transferee. Failure to notify us of a purchase may, in some cases, lead to the imposition of penalties. However, these reporting requirements do not apply to a sale by an individual who is a citizen of the United States and who effects the sale or exchange through a broker who will satisfy such requirements.

Constructive Termination. We will be considered to have been terminated for tax purposes if there is a sale or exchange of 50% or more of the total interests in our capital and profits within a twelve-month period. A constructive termination results in the closing of our taxable year for all unitholders. In the case of a unitholder reporting on a taxable year other than a fiscal year ending December 31, the closing of our taxable year may result in more than twelve months of our taxable income or loss being includable in his taxable income for the year of termination. We would be required to make new tax elections after a termination, including a new election under Section 754 of the Internal Revenue Code, and a termination would result in a deferral of our deductions for depreciation. A termination could also result in penalties if we were unable to determine that the termination had occurred. Moreover, a termination might either accelerate the application of, or subject us to, any tax legislation enacted before the termination.

Uniformity of Units

Because we cannot match transferors and transferees of units, we must maintain uniformity of the economic and tax characteristics of the units to a purchaser of these units. In the absence of uniformity, we may be unable to completely comply with a number of federal income tax requirements, both statutory and regulatory. A lack of uniformity can result from a literal application of Treasury Regulation Section 1.167(c)-1(a)(6) and Treasury Regulation Section 1.197-2(g)(3). Any non-uniformity could have a negative impact on the value of the units. Please read “—Tax Consequences of Unit Ownership—Section 754 Election.”

We intend to depreciate the portion of a Section 743(b) adjustment attributable to unrealized appreciation in the value of Contributed Property, to the extent of any unamortized Book-Tax Disparity, using a rate of depreciation or amortization derived from the depreciation or amortization method and useful life applied to the common basis of that property. Alternatively, we may treat that portion as nonamortizable, to the extent attributable to property the common basis of which is not amortizable. This treatment is consistent with the regulations under Section 743 of the Internal Revenue Code, even though that position may be inconsistent with Treasury Regulation Section 1.167(c)-1(a)(6) which is not expected to directly apply to a material portion of our assets, and Treasury Regulation Section 1.197-2(g)(3). Please read “—Tax Consequences of Unit Ownership—Section 754 Election.”

To the extent that the Section 743(b) adjustment is attributable to appreciation in value in excess of the unamortized Book-Tax Disparity, we will apply the rules described in the Treasury Regulations and legislative history. If we determine that this position cannot reasonably be taken, we may adopt a depreciation and amortization position under which all purchasers acquiring units in the same month would receive depreciation and amortization deductions, whether attributable to a common basis or Section 743(b) adjustment, based upon the same applicable rate as if they had purchased a direct interest in our property.

If this position is adopted, it may result in lower annual depreciation and amortization deductions than would otherwise be allowable to some unitholders and risk the loss of depreciation and amortization deductions not taken in the year that these deductions are otherwise allowable. This position will not be adopted if we determine that the loss of depreciation and amortization deductions will have a material adverse effect on the unitholders. If we choose not to utilize this aggregate method, we may use any other reasonable depreciation and amortization method to preserve the uniformity of the intrinsic tax characteristics of any units that would not have a material adverse effect on the unitholders.

The IRS may challenge any method of depreciating the Section 743(b) adjustment described above. If this challenge were sustained, the uniformity of units might be affected, and the gain from the sale of units might be increased without the benefit of additional deductions. Please read “—Disposition of Common Units—Recognition of Gain or Loss.”

Tax-Exempt Organizations and Other Investors

Ownership of units by employee benefit plans, other tax-exempt organizations, non-resident aliens, foreign corporations, and other foreign persons raises issues unique to those investors and, as described below, may have substantially adverse tax consequences to them.

Employee benefit plans and most other organizations exempt from federal income tax, including individual retirement accounts and other retirement plans, are subject to federal income tax on unrelated business taxable income. Virtually all of our income allocated to a unitholder that is a tax-exempt organization will be unrelated business taxable income and will be taxable to them.

Non-resident aliens and foreign corporations, trusts or estates that own units will be considered to be engaged in business in the United States because of the ownership of units. As a consequence, they will be required to file federal tax returns to report their share of our income, gain, loss or deduction and pay federal income tax at regular rates on their share of our net income or gain. Moreover, under rules applicable to publicly traded partnerships, we will withhold tax, at the highest applicable effective rate, from cash distributions made quarterly to foreign unitholders. Each foreign unitholder must obtain a taxpayer identification number from the IRS and submit that number to our transfer agent on a Form W-8BEN or applicable substitute form in order to obtain credit for these withholding taxes. A change in applicable law may require us to change these procedures.

In addition, because a foreign corporation that owns units will be treated as engaged in a United States trade or business, that corporation may be subject to the United States branch profits tax at a rate of 30%, in addition to regular federal income tax, on its share of our income and gain, as adjusted for changes in the foreign corporation’s “U.S. net equity,” which are effectively connected with the conduct of a United States trade or business. That tax may be reduced or eliminated by an income tax treaty between the United States and the country in which the foreign corporate unitholder is a “qualified resident.” In addition, this type of unitholder is subject to special information reporting requirements under Section 6038C of the Internal Revenue Code.

Under a ruling of the IRS, a foreign unitholder who sells or otherwise disposes of a unit will be subject to federal income tax on gain realized on the sale or disposition of that unit to the extent that this gain is effectively connected with a United States trade or business of the foreign unitholder. Because a foreign unitholder is considered to be engaged in business in the United States by virtue of the ownership of units, under this ruling a foreign unitholder who sells or otherwise disposes of a unit generally will be subject to federal income tax on gain realized on the sale or disposition of units. Apart from the ruling, a foreign unitholder will not be taxed or subject to withholding upon the sale or disposition of a unit if he has owned less than 5% in value of the units during the five-year period ending on the date of the disposition and if the units are regularly traded on an established securities market at the time of the sale or disposition.

Administrative Matters

Information Returns and Audit Procedures. We intend to furnish to each unitholder, within 90 days after the close of each calendar year, specific tax information, including a Schedule K-1. The Schedule K-1 will describe his share of our income, gain, loss and deduction for our preceding taxable year. In preparing this information, which will not be reviewed by counsel, we will take various accounting and reporting positions, some of which have been mentioned earlier, to determine his share of income, gain, loss and deduction. We cannot assure you that those positions will yield a result that conforms to the requirements of the Internal Revenue Code, Treasury Regulations or administrative interpretations of the IRS. Neither we nor Vinson & Elkins L.L.P. can assure prospective unitholders that the IRS will not successfully contend in court that those positions are impermissible. Any challenge by the IRS could negatively affect the value of the units.

The IRS may audit our federal income tax information returns. Adjustments resulting from an IRS audit may require each unitholder to adjust a prior year’s tax liability, and possibly may result in an audit of his own return. Any audit of a unitholder’s return could result in adjustments not related to our returns as well as those related to our returns.

Partnerships are generally treated as separate entities for purposes of federal tax audits, judicial review of administrative adjustments by the IRS and tax settlement proceedings. The tax treatment of partnership items of income, gain, loss and deduction are determined in a partnership proceeding rather than in separate proceedings with the partners. The Internal Revenue Code requires that one partner be designated as the “Tax Matters Partner” for these purposes. The partnership agreement names our general partner as our Tax Matters Partner.

The Tax Matters Partner will make some elections on our behalf and on behalf of unitholders. In addition, the Tax Matters Partner can extend the statute of limitations for assessment of tax deficiencies against unitholders for items in our returns. The Tax Matters Partner may bind a unitholder with less than a 1% profits interest in us to a settlement with the IRS unless that unitholder elects, by filing a statement with the IRS, not to give that authority to the Tax Matters Partner. The Tax Matters Partner may seek judicial review, by which all the unitholders are bound, of a final partnership administrative adjustment and, if the Tax Matters Partner fails to seek judicial review, judicial review may be sought by any unitholder having at least a 1% interest in profits or by any group of unitholders having in the aggregate at least a 5% interest in profits. However, only one action for judicial review will go forward, and each unitholder with an interest in the outcome may participate.

A unitholder must file a statement with the IRS identifying the treatment of any item on his federal income tax return that is not consistent with the treatment of the item on our return. Intentional or negligent disregard of this consistency requirement may subject a unitholder to substantial penalties.

Nominee Reporting. Persons who hold an interest in us as a nominee for another person are required to furnish to us:

(1)	the name, address and taxpayer identification number of the beneficial owner and the nominee;

(2)	whether the beneficial owner is

(a)	a person that is not a United States person,

(b)	a foreign government, an international organization or any wholly owned agency or instrumentality of either of the foregoing, or

(c)	a tax-exempt entity;

(3)	the amount and description of units held, acquired or transferred for the beneficial owner; and

(4)	specific information including the dates of acquisitions and transfers, means of acquisitions and transfers, and acquisition cost for purchases, as well as the amount of net proceeds from sales.

Brokers and financial institutions are required to furnish additional information, including whether they are United States persons and specific information on units they acquire, hold or transfer for their own account. A penalty of $50 per failure, up to a maximum of $100,000 per calendar year, is imposed by the Internal Revenue Code for failure to report that information to us. The nominee is required to supply the beneficial owner of the units with the information furnished to us.

Accuracy-Related Penalties. An additional tax in an amount equal to 20% of the amount of any portion of an underpayment of tax that is attributable to one or more specified causes, including negligence or disregard of rules or regulations, substantial understatements of income tax and substantial valuation misstatements, is imposed by the Internal Revenue Code. No penalty will be imposed, however, for any portion of an underpayment if it is shown that there was a reasonable cause for that portion and that the taxpayer acted in good faith regarding that portion.

For individuals, a substantial understatement of income tax in any taxable year exists if the amount of the understatement exceeds the greater of 10% of the tax required to be shown on the return for the taxable year or $5,000. The amount of any understatement subject to penalty generally is reduced if any portion is attributable to a position adopted on the return:

(1)	for which there is, or was, “substantial authority,” or

(2)	as to which there is a reasonable basis and the pertinent facts of that position are disclosed on the return.

If any item of income, gain, loss or deduction included in the distributive shares of unitholders might result in that kind of an “understatement” of income for which no “substantial authority” exists but for which a reasonable basis for the tax treatment of such item exists, we must disclose the pertinent facts on our return. In addition, we will make a reasonable effort to furnish sufficient information for unitholders to make adequate disclosure on their returns and to take other actions as may be appropriate to permit unitholders to avoid liability for this penalty. More stringent rules apply to “tax shelters,” a term that in this context does not appear to include us.

A substantial valuation misstatement exists if the value of any property, or the adjusted basis of any property, claimed on a tax return is 200% or more of the amount determined to be the correct amount of the valuation or adjusted basis. No penalty is imposed unless the portion of the underpayment attributable to a substantial valuation misstatement exceeds $5,000 ($10,000 for most corporations). If the valuation claimed on a return is 400% or more than the correct valuation, the penalty imposed increases to 40%.

Reportable Transactions. If we were to engage in a “reportable transaction,” we (and possibly you and others) would be required to make a detailed disclosure of the transaction to the IRS. A transaction may be a reportable transaction based upon any of several factors, including the fact that it is a type of tax avoidance transaction publicly identified by the IRS as a “listed transaction” or that it produces certain kinds of losses for partnerships, individuals, S corporations, and trusts in excess of $2 million in any single year, or $4 million in any combination of tax years. Our participation in a reportable transaction could increase the likelihood that our federal income tax information return (and possibly your tax return) would be audited by the IRS. Please read “—Information Returns and Audit Procedures.”

Moreover, if we were to participate in a reportable transaction with a significant purpose to avoid or evade tax, or in any listed transaction, you may be subject to the following provisions of the American Jobs Creation Act of 2004:

•	accuracy-related penalties with a broader scope, significantly narrower exceptions, and potentially greater amounts than described above at “—Accuracy-Related Penalties,”

•	for those persons otherwise entitled to deduct interest on federal tax deficiencies, nondeductibility of interest on any resulting tax liability and

•	in the case of a listed transaction, an extended statute of limitations.

We do not expect to engage in any “reportable transactions.”

State, Local and Other Tax Considerations

In addition to federal income taxes, you likely will be subject to other taxes, such as state and local income taxes, unincorporated business taxes, and estate, inheritance or intangible taxes that may be imposed by the various jurisdictions in which we do business or own property or in which you are a resident. We currently conduct business or own property in 13 states, all of which impose income taxes. We may also own property or do business in other states in the future. Although an analysis of those various taxes is not presented here, each prospective unitholder is urged to consider their potential impact on his investment in us.

Although you may not be required to file a return and pay taxes in some states because your income from that state falls below the filing and payment requirement, you will be required to file state income tax returns and to pay state income taxes in many of the states in which we do business or own property, and you may be subject to penalties for failure to comply with those requirements. In some states, tax losses may not produce a tax benefit in the year incurred and also may not be available to offset income in subsequent taxable years.

Some of the states may require us, or we may elect, to withhold a percentage of income from amounts to be distributed to a unitholder who is not a resident of the state. Withholding, the amount of which may be greater or less than a particular unitholder’s income tax liability to the state, generally does not relieve a non-resident unitholder from the obligation to file an income tax return. Amounts withheld may be treated as if distributed to unitholders for purposes of determining the amounts distributed by us. Please read “—Tax Consequences of Unit Ownership—Entity-Level Collections.” Based on current law and our estimate of our future operations, the general partner anticipates that any amounts required to be withheld will not be material.

It is the responsibility of each unitholder to investigate the legal and tax consequences, under the laws of pertinent states and localities, of his investment in us. Accordingly, each prospective unitholder is urged to consult, and depend upon, his own tax counsel or other advisor with regard to those matters. Further, it is the responsibility of each unitholder to file all state, local and foreign, as well as United States federal tax returns, that may be required of him. Vinson & Elkins L.L.P. has not rendered an opinion on the state, local or foreign tax consequences of an investment in us.

SELLING UNITHOLDERS

In addition to securities that may be offered by StoneMor Partners L.P., this prospectus covers the offering for resale from time to time by the selling unitholders named in this prospectus or in a prospectus supplement of up to 4,528,360 common units representing limited partner interests in StoneMor Partners L.P. (including up to 4,239,782 common units issuable upon conversion of 4,239,782 subordinated units into common units on a one-for-one-basis upon the satisfaction of certain tests as further described in this prospectus). The following table sets forth information as of July 10, 2007 relating to the selling unitholders’ beneficial ownership of our common units (including common units issuable upon such conversion). As used herein, “Selling Unitholders” includes any donee or pledgee selling units received from the named selling unitholders after the date of this prospectus.

Name of Selling Unitholder	Number of Common Units Owned Prior to the Offering		Amount of Common Units Being Offered		Amount of Common Units to be Owned upon Completion of the Offering(1)	Percentage of Common Units to be Owned after Completion of the Offering(1)
CFSI LLC(2)	4,253,314	(3)	4,253,314	(3)	—	*
SCI New Mexico Funeral Services, Inc.(4)	275,046		275,046		—	*

*	Less than one percent
(1)	Because the selling unitholders may sell all or a portion of the common units registered hereby, we cannot estimate the number or percentage of common units that the selling unitholders will hold upon completion of the offering. Accordingly, the information presented in this table assumes that the selling unitholders will sell all of their common units registered for resale pursuant hereto.
(2)

CFSI LLC holds all of the outstanding Class A units in our general partner, StoneMor GP LLC, which owns our 2% general partner interest, and CSFI LLC directly owns 13,352 of our outstanding common units and all 4,239,782 of our outstanding subordinated units. The limited liability company agreement of StoneMor GP LLC provides that the directors of our general partner will be elected by a plurality vote of Class A units in our general partner; provided, however, that so long as Mr. Lawrence Miller serves as the chief executive officer of our general partner, he will also serve as a director of our general partner and, so long as Mr. William R. Shane serves as chief financial officer of our general partner, he will also serve as a director of our general partner. CFSI LLC is controlled by McCown De Leeuw and Co. IV, L.P. and its affiliate funds (collectively, “McCown De Leeuw”), which together have the right to designate for election a majority of the managers of the board of managers of CFSI LLC under the limited liability company agreement of CFSI LLC. The board of managers of CFSI LLC, which consists of Lawrence Miller, William R. Shane, Robert B. Hellman, Jr., Martin R. Lautman, Fenton R. Talbott and Jeffrey A. Zawadsky, collectively exercises investment and voting control over the units held by CFSI LLC. All of the managers of CFSI LLC are also directors of our general partner. Mssrs. Miller, Shane and Zawadsky, who serves as the assistant secretary of our general partner, are also officers of our general partner. George McCown, David De Leeuw and Robert B. Hellman, Jr., are the managing members of MDC Management Company IV, LLC, which is the general partner of McCown De Leeuw and Co. IV, L.P. McCown De Leeuw beneficially owns interests in CFSI LLC through its direct ownership of approximately 10.6% of the Class B units of CFSI LLC and indirectly through its ownership of approximately 90.8% of the membership interests in Cornerstone Family Services LLC, which owns 85% of the Class B units of CFSI LLC. Mr. Robert B. Hellman, Jr., a member of our board of directors since our formation in April 2004, is the chief executive officer and a managing director of McCown De Leeuw & Co., LLC. Mr. Jeffrey A. Zawadsky, a member of our board of directors since our formation in April 2004, worked at McCown De Leeuw & Co., LLC as an investment professional from 2000 to January 2007. Mr. Fenton R. Talbott, a member of our board of directors since our formation in April 2004, worked at McCown DeLeeuw & Co., LLC as an investment professional from 2002 to December 2005. Each of Mssrs. Miller and Shane directly owns 1.2% of the Class B units of CFSI LLC, and each of Mssrs. Lautman and Talbott owns less than 1% of the Class B units of CFSI LLC. Each of Mssrs. Miller and Shane owns a 1.6% membership interest in Cornerstone Family Services LLC through entities they own, and Mr. Lautman owns a less than 1% membership interest in Cornerstone Family Services LLC. Pursuant to Rule 13d-4 of the Exchange Act, each of the individuals named in this footnote disclaims beneficial ownership of the common units identified in this table as beneficially owned by CFSI LLC, including common units issuable upon conversion of subordinated units into common units on a one-for-one-basis upon the satisfaction of certain tests as further described in this prospectus. McCown De Leeuw and Messrs. Miller, Shane and Lautman previously owned Class A units of CFSI LLC, but all of the Class A units in CFSI LLC were redeemed by CFSI LLC in February 2007.

(3)	Includes 4,239,782 common units issuable upon conversion of subordinated units of StoneMor Partners L.P. into common units on a one-for-one basis upon the satisfaction of certain tests as further described in this prospectus.
(4)	SCI New Mexico Funeral Services, Inc. acquired 275,046 common units of StoneMor Partners L.P. in a private placement as part of the consideration in connection with StoneMor Partners L.P.’s acquisition of 21 cemeteries and 14 funeral homes from SCI Funeral Services, Inc., certain of its direct and indirect subsidiary entities and certain other parties, on September 28, 2006. The board of directors of SCI New Mexico Funeral Services, Inc. exercises voting and investment control over the common units held by SCI New Mexico Funeral Services, Inc. The members of the board of directors of SCI New Mexico Funeral Services, Inc. are Curtis G. Briggs, Judith M. Marshall and Susan L. Garrett. Pursuant to Rule 13d-4 of the Exchange Act. each of the members of the board of directors of SCI New Mexico Funeral Services, Inc. disclaims beneficial ownership of the common units identified in this table as beneficially owned by SCI New Mexico Funeral Services, Inc.

The above table sets forth information relating to the selling unitholders’ beneficial ownership of our common and subordinated units as of July 10, 2007. We prepared the table above based on information supplied to us by the selling unitholders. We have not sought to verify such information. Additionally, the selling unitholders may have sold or transferred some or all of their common units or subordinated units in exempt or non-exempt transactions, since such date. Other information about the selling unitholders may also change over time.

If SCI New Mexico Funeral Services, Inc. (“SCI New Mexico”) complies with its obligations under the Registration Rights Agreement dated as of September 28, 2006 between us and SCI New Mexico, we will be required to pay SCI New Mexico in cash, as additional consideration for the assets that we acquired from affiliates of SCI New Mexico on September 28, 2006, any excess of the product of the percentage of the common units sold by SCI New Mexico during the 90 consecutive trading days after the effectiveness of the registration statement of which this prospectus forms a part multiplied by $5,875,000, over the sum of the following:

(i)	if the offering of such common units is not underwritten, the actual aggregate gross sale proceeds (before brokerage commissions or other sale expenses) received for such common units which are sold during such 90-day period; or

(ii)	if the offering of such common units is underwritten, the price paid to SCI New Mexico for such common units by the underwriter;

(iii)	plus, whether (i) or (ii) above applies, all cash dividends or other distributions received by SCI New Mexico with respect to such common units which are sold during such 90-day period.

The applicable prospectus supplement will set forth, with respect to the applicable selling unitholders:

•	the name of the selling unitholder, including any assignee or transferee of those named above;

•	the nature of the position, office or other material relationship which the selling unitholder will have had within the prior three years with us or any of our affiliates;

•	the number of common units owned by the selling unitholder prior to the offering;

•	the number of common units to be offered for the selling unitholders’ accounts; and

•	the amount and (if 1% or more) the percentage of the outstanding common units for resale to be owned by the selling unitholder after the completion of the offering.

All expenses incurred, excluding underwriting discounts and commission in connection with the registration for resale of the common units beneficially owned by the selling unitholders (including common units issuable upon conversion of our subordinated units into common units) will be borne by us.

PLAN OF DISTRIBUTION

We may sell the common units being offered hereby directly, through agents or to or through underwriters or dealers.

We, or agents designated by us, may directly solicit, from time to time, offers to purchase the common units. Any such agent may be deemed to be an underwriter as that term is defined in the Securities Act. We will name the agents involved in the offer or sale of the common units and describe any commissions payable by us to these agents in the prospectus supplement. Unless otherwise indicated in the prospectus supplement, these agents will be acting on a best efforts basis for the period of their appointment. The agents may be entitled under agreements which may be entered into with us to indemnification by us against specific civil liabilities, including liabilities under the Securities Act. The agents may also be our customers or may engage in transactions with or perform services for us in the ordinary course of business.

If we use any underwriters in the sale of the common units in respect of which this prospectus is delivered, we will enter into an underwriting agreement with those underwriters at the time of sale to them. We will set forth the names of these underwriters and the terms of the transaction in the prospectus supplement, which will be used by the underwriters to make resales of the common units in respect of which this prospectus is delivered to the public. We may indemnify the underwriters under the relevant underwriting agreement against specific liabilities, including liabilities under the Securities Act. The underwriters may also be our customers or may engage in transactions with or perform services for us in the ordinary course of business.

If we use a dealer in the sale of the common units in respect of which this prospectus is delivered, we will sell those common units to the dealer, as principal. The dealer may then resell those common units to the public at varying prices to be determined by the dealer at the time of resale. We may indemnify the dealers against specific liabilities, including liabilities under the Securities Act. The dealers may also be our customers or may engage in transactions with, or perform services for us in the ordinary course of business.

Common units may also be sold directly by us. In this case, no underwriters or agents would be involved. We may use electronic media, including the Internet, to sell offered common units directly.

Because the NASD views our common units as interests in a direct participation program, any offering of common units under the registration statement of which this prospectus forms a part will be made in compliance with Rule 2810 of the NASD Conduct Rules.

To the extent required, this prospectus may be amended or supplemented from time to time to describe a specific plan of distribution. The place and time of delivery for the common units in respect of which this prospectus is delivered are set forth in the accompanying prospectus supplement. In no event will the maximum amount of compensation to be paid to NASD members in connection with this offering exceed 10% of the gross proceeds (plus 0.5% for bona fide, accountable due diligence expenses).

Distribution by Selling Unitholders

Subject to certain restrictions on transfer that may be applicable to SCI New Mexico, the selling unitholders may sell the common units described in this prospectus and any prospectus supplement or, if appropriate, post-effective amendment to the registration statement of which this prospectus forms a part to one or more underwriters for public offering and sale, or they may sell the common units to investors directly or through dealers or agents. A selling unitholder may decide not to sell any or all of the common units it is allowed to sell under this prospectus. As used herein, “Selling Unitholders” includes donees and pledgees selling units received from the named selling unitholders after the date of this prospectus. Any underwriter, dealer or agent involved in the offer and sale of these common units will be named in the applicable prospectus supplement or, if appropriate, post-effective amendment to the registration statement of which this prospectus forms a part.

Except as described below, the selling unitholders may act independently of us in making decisions with respect to the timing, manner and size of each of its sales. The selling unitholders may make sales on the Nasdaq Global Market or otherwise, at prices and under terms prevailing at the time of the sale, or at prices related to the then-current market price, at fixed prices, or in privately negotiated transactions. Subject to the restrictions described below, the selling unitholders may sell the common units offered by this prospectus by one or more of, or a combination of, the following methods:

•	purchases by a broker-dealer as principal and resales by such broker-dealer for its own account pursuant to this prospectus;

•	ordinary brokerage transactions and transactions in which the broker solicits purchasers;

•	block trades in which the broker-dealer so engaged will attempt to sell the common units as agent, but may position and resell a portion of the block as principal to facilitate the transaction; or

•	privately negotiated transactions, which include direct sales to purchasers and sales effected through agents.

The selling unitholders may be required by the securities laws of certain states to offer and sell the common units only through registered or licensed brokers or dealers.

SCI New Mexico has agreed to sell or otherwise dispose of the common units covered by this prospectus in a reasonable and business-like manner so as to avoid materially affecting the public trading price of our common units. SCI New Mexico has also agreed not to take any action that might create a short position with respect to the common units, either directly or indirectly (such as through a collar or other guaranty agreement with a brokerage firm or investment banker or an equity line agreement which might cause a third party to create a short position). SCI New Mexico has agreed that it will not sell more than 5,000 common units on any given trading day without our consent, and will not use more than one broker to sell its common units on any given trading day. This 5,000 common unit limitation on sales on any given trading day will not apply if SCI New Mexico elects to sell common units through a broker recommended by us. If we elect to have the common units covered by this prospectus sold or otherwise distributed by the means of an underwritten public offering, SCI New Mexico has agreed to enter into an underwriting agreement with certain underwriters in customary form and perform its obligations under such agreement. As of the date of this prospectus, we have not engaged any underwriter in connection with the distribution of the common units pursuant to this prospectus by SCI New Mexico.

Underwriters may offer and sell these common units at fixed prices, which may be changed, at prices related to the prevailing market prices at the time of sale or at negotiated prices. The selling unitholders also may authorize underwriters acting as their agent to offer and sell these common units upon the terms and conditions as are set forth in the applicable prospectus supplement. In connection with the sale of these common units, underwriters may be deemed to have received compensation from the selling unitholders in the form of underwriting discounts or commissions and may also receive commissions from purchasers of these common units for whom they may act as agent or to whom they sell as principals, or both. Underwriters may sell these common units to or through dealers. Dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agent or to whom they sell as principals, or both. A member firm of the Nasdaq Global Market may be engaged to act as the agent of the selling unitholders in the sale of common units.

Any underwriting compensation paid by the selling unitholders to underwriters or agents in connection with the offering of these common units, and any discounts, concessions or commissions allowed by underwriters to participating dealers, will be set forth in the applicable prospectus supplement. Underwriters, dealers and agents participating in the distribution of these common units may be deemed to be underwriters, and any discounts and commissions received by them and any profit realized by them on resale of these common units may be deemed to be underwriting discounts and commissions under the Securities Act of 1933.

We have agreed to indemnify the selling unitholders, any underwriter and any person who controls the selling unitholders or such underwriter within the meaning of the Securities Exchange Act of 1934, if any, against certain liabilities to which they may become subject in connection with the sale of the common units owned by the selling unitholders under this prospectus, including liabilities arising under the Securities Act of 1933.

If SCI New Mexico complies with its obligations under the Registration Rights Agreement dated as of September 28, 2006 between us and affiliates of SCI New Mexico, we will be required to pay SCI New Mexico in cash, as additional consideration for the assets that we acquired from SCI New Mexico on September 28, 2006, any excess of the product of the percentage of the common units sold by SCI New Mexico during the 90 consecutive trading days after the effectiveness of the registration statement of which this prospectus forms a part multiplied by $5,875,000, over the sum of the following:

(i)	if the offering of such common units is not underwritten, the actual aggregate gross sale proceeds (before brokerage commissions or other sale expenses) received for such common units which are sold during such 90-day period; or

(ii)	if the offering of such common units is underwritten, the price paid to SCI New Mexico for such common units by the underwriter;

(iii)	plus, whether (i) or (ii) above applies, all cash dividends or other distributions received by SCI New Mexico with respect to such common units which are sold during such 90-day period.

If a prospectus supplement so indicates, the underwriters may, pursuant to Regulation M under the Securities Exchange Act of 1934, engage in transactions, including stabilization bids or the imposition of penalty bids, that may have the effect of stabilizing or maintaining the market price of the common units at a level above that which might otherwise prevail in the open market.

Certain of the underwriters and their affiliates may be customers of, may engage in transactions with and may perform services for us or our affiliates in the ordinary course of business.

A prospectus in electronic form may be made available on the web sites maintained by the underwriters. The underwriters may agree to allocate a number of common units for sale to their online brokerage account holders. Such allocations of common units for Internet distributions will be made on the same basis as other allocations. In addition, common units may be sold by the underwriters to securities dealers who resell shares to online brokerage account holders.

Because the selling unitholders may be deemed to be underwriters, the selling unitholders must deliver this prospectus and any supplements to this prospectus in the manner required by the Securities Act. This might include delivery through the facilities of the Nasdaq Global Market in accordance with Rule 153 under the Securities Act.

Except as provided below, we will pay all expenses (other than underwriting discounts and commissions) incurred in connection with any offering by us or a selling unitholder pursuant to this prospectus or a prospectus supplement, including all registration, filing and qualification fees, printers’ and accounting fees, fees and disbursements of counsel. SCI New Mexico will pay all underwriting discounts and commissions, brokerage commissions, transfer taxes, other similar selling expenses, and any legal fees and expenses of attorneys or other advisors or agents of SCI New Mexico. Nothing described in this paragraph will affect our obligations, if any, to pay SCI New Mexico the market price adjustment described above.

LEGAL MATTERS

Vinson & Elkins L.L.P. will pass upon the validity of the common units covered by this prospectus. The selling unitholders’ respective counsel will advise them about other issues related to the offering. If certain legal matters in connection with an offering of the common units covered by this prospectus and a related prospectus supplement are passed upon by counsel for the underwriters of such offering, that counsel will be named in the related prospectus supplement for such offering.

EXPERTS

The consolidated financial statements and management’s report on the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) of StoneMor Partners L.P. incorporated in this prospectus by reference from our Annual Report on Form 10-K/A for the fiscal year ended December 31, 2006 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports which are incorporated herein by reference, and have been so incorporated in reliance upon the reports (which, 1. expresses an unqualified opinion on the consolidated financial statements and includes an explanatory paragraph related to the restatement of the 2005 consolidated financial statements and, 2. expresses an adverse opinion on the effectiveness of internal control over financial reporting because of a material weakness) of such firm given upon their authority as experts in accounting and auditing. The audited combined financial statements of the Predecessor Companies of Service Corporation International (formerly known as Certain Wholly-Owned Subsidiaries of Service Corporation International A.K.A. Dignity II) as of December 31, 2005 and 2004, and for the years ended December 31, 2005, 2004 and 2003 and the reviewed combined financial statements as of June 30, 2006 and 2005 and for the six months ended June 30, 2006 and 2005 for the Predecessor Companies of Service Corporation International (formerly known as Certain Wholly-Owned Subsidiaries of Service Corporation International A.K.A. Dignity II) incorporated in this prospectus by reference from our Current Report on Form 8-K/A filed with the SEC on December 12, 2006 have been audited and reviewed, respectively, by Harper & Pearson Company, P.C., an independent registered public accounting firm, as stated in their reports which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and other reports and other information with the SEC under the Securities Exchange Act of 1934. You may read and copy any reports, statements or other information filed by us at the SEC’s public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Copies of such materials can be obtained by mail at prescribed rates from the Public Reference Room of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our filings with the SEC are also available to the public from commercial document retrieval services and at the SEC’s web site at http://www.sec.gov.

We “incorporate by reference” information into this prospectus, which means that we disclose important information to you by referring you to other documents filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus, except for any information superseded by information contained expressly in this prospectus, and the information we file later with the SEC will automatically supersede this information until the termination of this offering. You should not assume that the information in this prospectus is current as of any date other than the date on the front page of this prospectus.

We incorporate by reference the documents listed below filed by us and any future filings made after the date of the initial filing of the registration statement of which this prospectus is a part with the SEC under sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until the termination of each offering under this prospectus (other than information furnished and not filed with the SEC). All filings filed by us pursuant to the Securities Exchange Act of 1934 (i) after the date of the initial filing of the registration statement of which this prospectus is a part and (ii) prior to effectiveness of the registration statement of which this prospectus is a part, shall be deemed to be incorporated by reference into the prospectus.

•	Our Annual Report on Form 10-K/A for the fiscal year ended December 31, 2006 filed April 30, 2007;

•	Our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2007 filed May 10, 2007;

•	Our Current Reports on Form 8-K filed February 23, 2007, February 28, 2007 and April 9, 2007;

•	Our Current Report on Form 8-K/A filed on December 12, 2006;

•	Our Current Report on Form 8-K filed on July 10, 2007; and

•

The description of the common units contained in the Registration Statement on Form 8-A, initially filed on August 23, 2004, and any subsequent amendment thereto filed for the purpose of updating such description.

You may request a copy of any document incorporated by reference in this prospectus and any exhibit specifically incorporated by reference in those documents, at no cost, by writing or telephoning us at the following address or phone number:

StoneMor Partners L.P.

155 Rittenhouse Circle

Bristol, PA 19007

(215) 826-2800

Attn: Investor Relations

We also make available free of charge on our internet website at http://www.stonemor.com our Annual Reports on Form 10-K, our Quarterly Reports on Form 10-Q, our Current Reports on Form 8-K and Section 16 reports, and any amendments to those reports, as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. Information contained on our website is not incorporated by reference into this prospectus and you should not consider information contained on our website as part of this prospectus.

924,684 Common Units

StoneMor Partners L.P.

PROSPECTUS    SUPPLEMENT

May 18, 2009